FILED PURSUANT TO RULE 424 (B) (2)

REGISTRATION NO: 333-131000

Prospectus Supplement

(To Prospectus Dated February 10, 2006)

7,500,000 Shares

Common Stock

Corautus Genetics Inc. is offering 7,500,000 shares of its common stock.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “VEGF”. On March 9, 2006, the last reported sale price of our common stock on the NASDAQ Capital Market was $4.20 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-8 of this prospectus supplement to read about factors you should consider before buying shares of our common stock. You should read this prospectus supplement and the accompanying prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$3.85	$28,875,000
Underwriting discount	$0.231	$1,732,500
Proceeds, before expenses, to Corautus Genetics Inc.	$3.619	$27,142,500

We have granted the underwriters the right to purchase up to 1,125,000 additional shares at the public offering price per share, less the underwriting discount, within 30 days of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment on or about March 15, 2006.

LAZARD CAPITAL MARKETS	JEFFERIES & COMPANY, INC.

The date of this prospectus supplement is March 9, 2006.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the accompanying prospectus carefully before you invest in our common stock. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained or incorporated by reference in the accompanying prospectus. You should rely only on the information provided in this prospectus supplement and the accompanying prospectus or incorporated by reference in the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on the date subsequent to the date of the document incorporated by reference. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained or incorporated by reference in the accompanying prospectus, on the other hand, the information contained in this prospectus supplement shall control.

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section contained in this prospectus supplement and the information incorporated by reference into these documents, before deciding to invest in our common stock.

Corautus Genetics Inc.

Overview

Corautus Genetics Inc. (referred to as “we,” “us,” “our” or “Corautus”) is a biopharmaceutical company dedicated to the development and commercialization of innovative gene therapy products for the treatment of cardiovascular and peripheral vascular disease. We are focusing our efforts and resources on the clinical development of gene therapy products using a growth factor known as Vascular Endothelial Growth Factor 2, or VEGF-2. We are nearing completion of enrollment in a Phase IIb clinical trial for our lead VEGF-2 product candidate for the treatment of severe angina resulting from coronary artery disease in patients that have no other treatment options. In addition, we are planning or collaborating on Phase I clinical trials with VEGF-2 product candidates for diabetic neuropathy and peripheral artery disease.

Our gene therapy treatment approach is based upon the angiogenesis research of the late Dr. Jeffrey Isner, former Chief of Vascular Medicine and Cardiovascular Research at Caritas St. Elizabeth’s Medical Center of Boston, Inc. Our VEGF-2 product candidates are designed to induce therapeutic angiogenesis, which is the stimulation of blood vessel formation, to restore blood flow to ischemic, or oxygen deprived, muscle caused by cardiovascular or peripheral vascular disease. In this way, we seek to treat a cause of the underlying condition rather than the symptoms of the disease. Our approach to therapeutic angiogenesis involves the injection of naked plasmid DNA (meaning DNA that is formulated without modifying materials such as liposomes or pegylation) directly into the ischemic muscle. Our approach does not use any viral delivery mechanisms and, therefore, no plasmid DNA is inserted into the host genome. We believe that our approach achieves a beneficial biological effect while minimizing potential toxicity and immunogenicity, or the stimulation of an antibody response, associated with viral vectors. In addition, naked plasmid DNA is rapidly broken down in circulating blood, thus minimizing exposure to other organs and enabling the potential for additional treatments to new ischemic areas that may develop due to the progressive nature of cardiovascular and peripheral vascular disease.

We are conducting what we believe is currently the largest cardiac angiogenesis clinical trial in the world for our lead VEGF-2 product candidate for severe angina. This “GENASIS” Phase IIb clinical trial is a 404 patient study designed to evaluate the safety and efficacy of VEGF-2 delivered by catheter directly into the ischemic tissue of the heart. As part of our strategic collaboration with Boston Scientific Corporation, we use the Boston Scientific Corporation Stiletto™ endocardial direct injection catheter system to deliver the VEGF-2 product candidate. An independent data monitoring committee recently recommended continuation of the GENASIS trial after completing its third and final scheduled safety review of the first 240 patients. The U.S. Food and Drug Administration, or FDA, has granted Fast Track designation for this VEGF-2 program for severe angina and, subject to obtaining positive results from the GENASIS trial, we expect to initiate a Phase III clinical trial in the first half of 2007.

In addition, we are collaborating with Caritas St. Elizabeth’s on two ongoing Phase I trials studying the effect of VEGF-2 for the treatment of diabetic neuropathy and critical limb ischemia. We have the right to use the data from these trials, at minimal cost to us, which could lead to additional trials by us for those indications. We also are planning to file an investigational new drug application, or IND, with the FDA for a clinical trial to evaluate the safety and efficacy of VEGF-2 for the treatment of Buerger’s disease, for which the FDA has granted Orphan Drug status.

VEGF-2 for Severe Angina

Coronary artery disease is a condition characterized by a narrowing of the coronary arteries and reduced blood flow, and therefore reduced oxygen, to the heart. The primary symptoms of coronary artery disease are heart attack and angina. Angina is the medical term for chest pain or discomfort due to myocardial ischemia, or lack of blood flow and oxygen to the heart muscle. The American Heart Association estimates that approximately 6.5 million individuals in the United States have angina. Of these individuals with angina, we believe that there are currently 750,000 to 1,000,000 patients diagnosed as having Class III or Class IV angina and 100,000 to 200,000 new patients are diagnosed annually with refractory angina, which means they cannot be successfully treated with conventional cardiovascular therapies. We believe that this patient population could represent a potential $1 billion annual market in the United States.

Current treatments for coronary artery disease and angina include drug therapies and invasive techniques to help restore adequate blood flow to ischemic regions of the heart. An initial treatment typically includes drug therapies, such as beta-blockers, calcium channel blockers, and nitrates. These drug therapy treatments may not always be effective in alleviating angina symptoms entirely. As coronary artery disease and angina progress, patients typically require invasive surgical procedures including placement of coronary artery stents, balloon angioplasty and bypass surgery. In general, these invasive procedures seek to clear or bypass diseased coronary blood vessels to increase blood flow to the heart muscle. Frequently, the effectiveness of these procedures may be limited because the coronary blood vessels are often severely narrowed as the disease progresses or the blocked blood vessel may be in an area that is difficult to access.

We are testing the safety and efficacy of VEGF-2 delivered by the Stiletto™ catheter as a treatment for patients with refractory Class III or Class IV angina (as defined by the Canadian Cardiovascular Society). Under the Canadian Cardiovascular Society’s four-class scale for grading angina, Class III and Class IV angina represent the most severe classes. Class III angina is characterized by a marked limitation of ordinary physical activity, and Class IV angina is characterized by an inability to carry on any physical activity without discomfort. The GENASIS trial is a Phase IIb multicenter, randomized, double-blind, dose ranging and placebo controlled study of up to 404 patients in approximately 30 institutions in the United States. The GENASIS trial is evaluating the efficacy and safety of three doses (20, 200, and 800 micrograms) of VEGF-2 versus placebo percutaneously delivered via the Stiletto™ catheter. The treatment consists of a single, approximately 25-45 minute procedure that is minimally-invasive and typically performed in facilities employed for standard cardiac catheter procedures.

We expect to complete enrollment in the GENASIS trial around June 30, 2006. To date, 295 patients have been treated in the trial. The GENASIS trial protocol is designed to evaluate efficacy results 90 days following patient treatment, with additional follow-up at six and 12 months. We plan to perform an interim efficacy analysis shortly after completion of the 90 day evaluations. We have been in discussions with the FDA about how best to accomplish this without compromising data for the six and 12 month follow-up. In addition, the FDA has indicated a heightened interest in the product candidate’s longer term efficacy and safety data that may result in changing the primary efficacy measurement from 90 days to six months or 12 months. The results of these discussions with the FDA will determine whether efficacy results from the GENASIS trial will be available in the fourth quarter of 2006 or the first half of 2007.

We have received a blinded interim variability analysis of the GENASIS trial data for the first 171 patients treated in the trial. The GENASIS trial size was determined based on earlier Phase IIa results, to support statistically significant determination of the effect of treatment in achieving the study endpoint. Without unblinding trial data to anyone involved with the conduct of the trial, independent biostatistician consultants have reviewed the GENASIS trial’s primary endpoint data and have concluded that the GENASIS trial has greater than 90% power to demonstrate statistical significance on the primary endpoint, which is a greater than 60 second difference in exercise tolerance time between placebo and VEGF-2 with a two-sided alpha <.05. No inference should be drawn from this analysis about the ultimate efficacy results.

If the data from the GENASIS trial supports the conduct of further trials, we expect to commence a Phase III trial in the first half of 2007. That trial will further test the safety and efficacy of VEGF-2 in refractory Class III and Class IV angina patients in a multicenter, randomized, double blind, placebo controlled study. We expect that the statistical plan will be powered like the GENASIS trial and that, similar to the GENASIS trial, our primary endpoint for our Phase III trial will be an increase in treadmill exercise tolerance time over baseline. We are in discussions with the FDA to determine the best way to achieve the goal of facilitating rapid initiation of a Phase III trial.

VEGF-2 For Other Indications

We also are pursuing trials of VEGF-2 for diabetic neuropathy and peripheral artery disease, including critical limb ischemia and Buerger’s disease. We expect the treatment for these indications will involve injecting VEGF-2 plasmid directly with a hypodermic needle into the skeletal muscle of the affected limb.

Diabetic neuropathy is a nerve disorder caused by diabetes in which uncontrolled blood sugar levels can damage nerves throughout the body. According to American Diabetes Association statistics, 20.8 million people have diabetes in the United States and approximately 1.3 million Americans over the age of 20 are newly diagnosed with the disease each year. In 2002, the National Institutes of Health estimated 50% of those with diabetes have some form of neuropathy. Approximately 30% of hospitalized and 20% of community-dwelling diabetes patients have peripheral neuropathy. Severe cases of neuropathy can lead to gangrene and amputation, a complication that is 15 times higher in diabetic versus non-diabetic patients. According to the National Institutes of Health, more than half of the 86,000 annual lower limb amputations in the United States occur in diabetic patients. We are collaborating with Caritas St. Elizabeth’s for the use of our VEGF-2 material in their 64 patient, Phase I clinical study for treatment of diabetic neuropathy. We have the right to use the Caritas St. Elizabeth’s clinical trial data as part of our own diabetic neuropathy trials if we decide to pursue a clinical trial for this indication.

We currently are studying VEGF-2 for the treatment of two peripheral artery disease indications – critical limb ischemia and Buerger’s disease. Peripheral artery disease refers to diseases of the blood vessels outside of the heart and brain caused by narrowing of the vessels carrying blood to leg and arm muscles. In 2003, the American Diabetes Association estimated that peripheral artery disease affected 12 million people in the United States. Critical limb ischemia is a severe manifestation of peripheral artery disease that is characterized by persistent pain in an affected limb and is often accompanied by skin ulceration that does not improve without clinical intervention. Buerger’s disease (also known as thromboangiitis obliterans) is a rare disease characterized by the narrowing or blockage of the veins and arteries of the extremities, resulting in reduced blood flow to these areas.

We have granted to Caritas St. Elizabeth’s the right to use VEGF-2 in its Phase I critical limb ischemia trial. This is a randomized, double-blind, placebo controlled, dose escalating study in which approximately 64 patients with moderate to high risk critical limb ischemia will receive injections of VEGF-2 into their limbs. We have the right to use the data from this trial as part of our own critical limb ischemia clinical trials if we decide to pursue further clinical trials for this indication. Additionally, we previously concluded a Phase I clinical trial for the treatment of critical limb ischemia in which a number of the treated patients also suffered from Buerger’s disease. We believe that the clinical data from that study, while not statistically significant, showed favorable trends for safety and efficacy. In 2006, we plan to file an investigational new drug application, or IND, for further clinical trials for Buerger’s disease.

Collaborative Efforts with Boston Scientific

We have extensive agreements with Boston Scientific through which they participate in the development of our VEGF-2 product candidates and, upon any regulatory approval, have the right to market and distribute our

VEGF-2 product candidates for the treatment of diseases of the heart and peripheral vascular system when delivered through a catheter or a hypodermic needle. Boston Scientific is supporting the GENASIS trial at no cost to us by providing the catheters needed for the trial, modifying their Stiletto™ catheter for our use, and funding the development and operation of a training program for the GENASIS trial clinical sites. Boston Scientific owns approximately 17% of our issued and outstanding capital stock. In addition, Boston Scientific also has loaned us $15 million in four separate transactions since 2003. This debt is convertible into our common stock only in the event that we undergo a change of control.

About Corautus

We were formed as a Delaware corporation on June 30, 1995, and have one wholly-owned subsidiary, Vascular Genetics, Inc. Our principal office is located at 75 Fifth Street NW, Suite 313, Atlanta, Georgia 30308, and our telephone number is (404) 526-6200. Our website is located at www.corautus.com. We have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider our website to be a part of this document.

THE OFFERING

Common stock offered	7,500,000 shares

Common stock to be outstanding after the offering	27,106,079 shares

Use of proceeds	Working capital and other general corporate purposes, including funding our clinical trials and manufacturing costs. See “Use of Proceeds” on page S-22.

Risk factors

See “Risk Factors” beginning on page S-8 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider before buying shares of our common stock.

NASDAQ Capital Market Symbol	VEGF

The number of shares of common stock to be outstanding after this offering is based on 19,606,079 shares outstanding as of September 30, 2005. The number of shares of common stock offered and to be outstanding after this offering excludes:

•	1,125,000 shares of common stock that the underwriters have a right to purchase from us to cover over-allotments;

•	4,888,013 shares issuable upon the exercise of stock options and warrants outstanding as of September 30, 2005 and having a weighted average exercise price of $4.56 per share;

•	978,666 shares available for issuance under our equity incentive plans as of September 30, 2005;

•	the number of shares issuable upon conversion of 2,000 shares of our Series C preferred stock outstanding as of September 30, 2005 (such number is based upon the price of our common stock on June 13, 2010. Assuming a conversion price of $4.20 per share, the last reported sale price of our common stock on the NASDAQ Capital Market on March 9, 2006, the Series C preferred stock would be convertible into 432,900 shares of our common stock); and

•	1,420,339 shares issuable upon the conversion of our Series D preferred stock outstanding as of September 30, 2005.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option in this offering.

SUMMARY FINANCIAL DATA

The following summary financial data for the years ended December 31, 2004, 2003 and 2002 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm, and for the nine month periods ended September 30, 2005 and 2004 are derived from our interim unaudited consolidated financial statements as filed in our Form 10-Q for September 30, 2005. The balance sheet data as of September 30, 2005 have been derived from our interim unaudited financial statements as filed in our Form 10-Q for September 30, 2005. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference. The historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
	(in thousands except per share data)
Statements of Operation Data:
Net revenues	$83	$35	$1,120	$62	$62
Costs and expenses:
Research and development	6,593	3,217	9,067	11,485	3,796
General and administrative	3,681	7,939	3,670	2,879	2,813
Write-off of in-process technology	—	17,295 (1)	—	—	—
Write-off of property and equipment	—	1,946 (1)	636	—	—

Total costs and expenses	10,274	30,397	13,373	14,364	6,609

Loss from operations	(10,191)	(30,362)	(12,253)	(14,302)	(6,547)
Other income (expense)	10	19	75	16	10
Interest expense	(452)	(123)	(462)	(583)	(277)
Interest income	251	58	586	551	141

Net loss	$(10,382)	$(30,408)	$(12,054)	$(14,318)	$(6,673)

Basic and diluted net loss per share	$(0.79)	$(3.31)	$(3.54)	$(0.89)	$(0.53)

Weighted average shares outstanding	13,140	9,196	3,408	16,057	12,654

	September 30, 2005
	Actual	Pro Forma(2)
Balance Sheet Data:
Cash and short-term investments	$35,851	$62,383
Working capital	32,079	58,611
Total assets	36,957	63,489
Long-term debt and capital lease obligations, net of current portions	15,879	15,879
Shareholders’ equity	15,596	42,128

(1)	Our merger with Vascular Genetics in February 2003 did not qualify as a business combination under accounting rules; therefore the value of in-process research and development was charged to expense upon the closing of the merger. Additionally, in connection with this merger, we abandoned a manufacturing facility and wrote-off the value of tenant improvements and certain manufacturing equipment that were identified as having no future use to us.
(2)	Pro forma data reflect the estimated net proceeds of $26.5 million from the sale of 7,500,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our common stock involves risk. In deciding whether to invest in our common stock, you should carefully consider the following risk factors, in addition to the other information contained in this prospectus supplement and the accompanying prospectus, including information incorporated by reference herein. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially affected. In that case, the value of our common stock and your investment therein could decline.

Risks Related to Our Business

We are a development stage company with a history of insignificant revenues and significant net losses. All of our product candidates are in the developmental stage, and we expect continued net losses for the foreseeable future and we may never become profitable.

We are a development stage company, and we have not yet generated significant revenues. From our inception in July 1991 to September 30, 2005, we incurred an accumulated deficit of approximately $100.4 million, including net losses of approximately $10.4 million in 2004 and $14.3 million for the nine-month period ended September 30, 2005, almost all of which consisted of research and development, clinical trials and general and administrative expenses. We expect to continue to spend significant additional amounts for the foreseeable future to fund our research and development activities, including the clinical trials for our lead VEGF-2 product candidate, and other product candidates. In addition, we do not expect to generate revenues from sales for a number of years, if at all. As a result, we expect our net losses from operations to continue for at least the next four years.

Our ability to generate revenues and become profitable will depend on our ability, alone or with collaborators, to timely, efficiently and successfully complete the development of our product candidates, conduct pre-clinical and clinical tests, obtain necessary regulatory approvals, and manufacture and market our product candidates. We may never generate profits and, even if we do achieve profitability, we cannot predict the level or sustainability of such profitability.

We will need substantial additional funding to develop our lead VEGF-2 product candidate and other product candidates and for our future operations.

The development of our VEGF-2 product candidates, including our lead product candidate for the treatment of severe angina, will require a commitment of substantial funds to conduct the costly and time-consuming research, pre-clinical and clinical testing necessary to obtain regulatory approvals and bring our product candidates to market. Our future capital requirements will depend on many factors, including:

•	the progress of our research and development programs;

•	the progress, scope and results of our pre-clinical and clinical testing;

•	the time and cost involved in obtaining regulatory approvals;

•	the cost of manufacturing our product candidates;

•	the cost of prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	the cost of commercializing our product candidates;

•	market acceptance of products;

•	ability to secure adequate product reimbursement;

•	competing technological and market developments; and

•	our ability to establish and maintain collaborative and other arrangements with third parties to assist in bringing our product candidates to market and the cost of such arrangements.

We will need to raise substantial additional capital to fund our future operations. We cannot be certain that additional financing will be available on acceptable terms, or at all. To the extent we raise additional funds by issuing equity securities, our existing stockholders will be diluted. If additional funds are raised through the issuance of debt securities, these securities are likely to have rights, preferences and privileges senior to our common stock and preferred stock. Moreover, we may enter into financing transactions at prices that represent a substantial discount to market price. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

Failure to successfully address ongoing liquidity requirements will have a material adverse effect upon our business. In the event that we are unable to obtain additional capital on acceptable terms, we will be required to take actions that will harm our business and our ability to achieve cash flow in the future, including possibly the surrender of our rights to some technologies or product candidates, delaying our clinical trials or curtailing or ceasing operations.

Our lead VEGF-2 product candidate must still undergo exhaustive clinical testing and may not prove to be safe or effective. If this product candidate is delayed or fails, we may have to curtail our operations.

There are many reasons that potential drug products that appear promising at an early stage of research or development do not result in commercially successful products. Clinical trials may be suspended or terminated if safety issues are identified, if our investigators or we fail to comply with regulations governing clinical trials or for other reasons. Although we currently are conducting the GENASIS trial for our lead VEGF-2 product candidate for severe angina, we cannot guarantee that we or the U.S. Food and Drug Administration, or FDA, will not suspend or terminate the GENASIS trial, that adequate numbers of patients can be recruited for this or subsequent clinical trials, or that the results of the GENASIS trial will warrant further development. The results of this trial might not demonstrate the safety or efficacy of our lead product candidate. Even if clinical trials are successful, we might not obtain regulatory approval for this product candidate. Clinical data can be interpreted in many different ways, and FDA officials could interpret data that we consider promising differently, which could halt or delay our clinical trials or prevent regulatory approval.

In the past, our clinical trial was suspended and we cannot assure that it will not be suspended in the future. In February 2000, our Phase I/II clinical trial for our lead product candidate was placed on clinical hold by the FDA. Following the death of an 18-year old patient enrolled in an unrelated gene therapy study using a viral vector to deliver the genetic material, the FDA undertook extensive reviews of gene therapy clinical trials in the United States to evaluate compliance with clinical trial monitoring procedures. Based on the FDA review and issues identified by the FDA regarding the conduct of our trial, we were required to cease further patient enrollment and the administration of our lead product candidate in the clinical trial until we addressed those issues and provided data and information to allow the FDA to assess the risks to patients and remove the Phase I/IIa study from clinical hold. Patient complications or other serious adverse events that may occur in the field of gene therapy in the future may result in stricter clinical trial oversight and potential regulatory delays relating to our lead VEGF-2 product candidate for severe angina, which would harm our ability to commercialize this product candidate or generate revenues.

Even though we are nearing completion of the GENASIS trial, we are not certain as to when it will be completed. We initiated the GENASIS trial on August 31, 2004 and as of March 9, 2006, 295 patients have been treated. We need to treat a number of additional patients in the GENASIS trial and any subsequent clinical trial, and we may not be able to find acceptable patients or may experience delays in enrolling patients for our clinical trials. The FDA or we may suspend such clinical trials at any time if either believes that we are exposing the subjects participating in these trials to unacceptable health risks. The FDA, institutional review boards and/or institutional biosafety committees at the medical institutions and healthcare facilities where we sponsor clinical trials may suspend any trial indefinitely if they find deficiencies in the conduct of these trials. The FDA and institutional review boards may also require large numbers of patients, and the FDA may require that we repeat a clinical trial. If we are not successful in commercializing our lead VEGF-2 product candidate, or are significantly delayed in doing so, our business will be materially harmed and we may need to curtail or cease operations.

All of our VEGF-2 product candidates require additional research, development, testing and regulatory approvals prior to marketing. If our product candidates are delayed or fail, our financial condition will be negatively affected, and we may have to curtail or cease our operations.

We are in the early stage of product development. We currently do not sell any products and do not expect to have any product candidates commercially available for several years, if at all. Our proposed product candidates require additional research and development, clinical testing and regulatory clearances prior to marketing. There are many reasons that our proposed product candidates may fail or not advance beyond clinical testing, including the possibility that:

•	our proposed product candidates may be ineffective, unsafe or associated with unacceptable side effects;

•	our proposed product candidates may fail to receive necessary regulatory approvals or otherwise fail to meet applicable regulatory standards;

•	our proposed product candidates may be too expensive to develop, manufacture or market;

•	physicians, patients, third-party payers or the medical community in general may not accept or use our proposed product candidates;

•	our collaborators may withdraw support for or otherwise impair the development and commercialization of our proposed product candidates;

•	other parties may hold or acquire proprietary rights that could prevent us or our collaborators from developing or marketing our proposed product candidates; or

•	others may develop equivalent or superior products candidates.

In addition, our proposed product candidates are subject to the risks of failure inherent in the development of gene therapy products based on innovative technologies. As a result, we are not able to predict whether our research, development and testing activities will result in any commercially viable products or applications. To our knowledge, the FDA has not approved any gene therapy products. If our product candidates are delayed or we fail to successfully develop and commercialize our product candidates, our financial condition may be negatively affected, and we may have to curtail or cease our operations.

No VEGF-2 gene therapy products have been developed or approved.

All of our product candidates, including our lead VEGF-2 product candidate for the treatment of severe refractory angina, utilize the Vascular Endothelial Growth Factor 2, or VEGF-2. The use of VEGF-2 to induce therapeutic angiogenesis is a relatively untested approach and has not yet been used by us or others to successfully develop any FDA-approved products. We may fail to produce an approved product based on our VEGF-2 gene therapy approach, which would materially harm our business. If our GENASIS Phase IIb clinical trial results are unsatisfactory, this may cast doubt on the viability of our VEGF-2 gene therapy approach and all of our product candidates.

Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates.

We cannot commercialize any of our product candidates to generate revenue until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. We cannot assure you that the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Outside the United States, the ability to market a product is also contingent upon receiving clearances from appropriate foreign regulatory authorities. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. If the delays are significant, they would negatively affect our financial results, ability to raise capital and our commercial prospects for future product candidates.

We may not successfully establish and maintain collaborative and licensing arrangements, which could adversely affect our ability to develop and commercialize our product candidates. We are also limited by the collaboration and marketing arrangements on which we rely.

Our strategy for the development, testing, manufacturing and commercialization of our proposed product candidates relies on establishing and maintaining collaborations with corporate partners, licensors and other third parties. At present, we have licenses from Human Genome Sciences, Inc., Caritas St. Elizabeth’s Medical Center, Inc., Boston Scientific Corporation and Vical Incorporated relating to the use and delivery of our VEGF-2 product candidates. We also have a collaboration arrangement with Boston Scientific in which they participate in the development of our VEGF-2 product candidates for the treatment of diseases of the heart and peripheral vascular system and have exclusive rights to market and distribute such products upon any regulatory approval. We may not be able to maintain or expand these licenses and collaborations or establish additional licensing and collaboration arrangements necessary to develop and commercialize our proposed product candidates. Even if we are able to maintain or establish licensing or collaboration arrangements, these arrangements may not be on favorable terms. Any failure to maintain or establish licensing or collaboration arrangements on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates.

Additionally, the terms of our collaboration agreements may restrict our ability to develop, test or market our product candidates. For example, our collaboration agreement with Boston Scientific prohibits us from entering into any development, distribution or similar agreement with respect to VEGF-2 product candidates for diseases of the heart or peripheral vascular system with third parties. The agreement also prohibits us from using any injection catheter other than Boston Scientific’s Stiletto™ catheter in clinical trails for our VEGF-2 product candidate. In addition, we currently have a distribution agreement with Boston Scientific that provides Boston Scientific with exclusive distribution rights for our proposed VEGF-2 product candidates for diseases of the heart or peripheral vascular system if and when such products have been approved and are ready for marketing.

We rely on third parties to manufacture our VEGF-2 product candidates and the catheters used to deliver the products. There can be no guarantee that we can obtain sufficient and acceptable quantities of our product candidates or the catheters on acceptable terms, which may delay or impair our ability to develop, test and market such product candidates.

We currently do not have any manufacturing capabilities. Our business strategy relies on third parties to manufacture and produce our VEGF-2 product candidates and the catheters used to deliver the products in accordance with good manufacturing practices established by the FDA. We rely on Boehringer Ingelheim for the production of VEGF-2 materials and on Boston Scientific for the supply of catheters to deliver our VEGF-2 product candidates. These third party manufacturers are subject to extensive government regulation and must receive FDA approval before they can produce clinical material or commercial product. Regulatory difficulties experienced by Boston Scientific, Boehringer Ingelheim, or others could affect our ability to obtain products and catheters when needed. Our product candidates may be subject to delays if third party manufacturers give other products greater priority than our product candidates. These third parties may also not deliver sufficient quantities of our product candidates or the catheters, manufacture our product candidates or the catheters in accordance with specifications, or comply with applicable government regulations. Additionally, if the manufactured product candidates or the catheters fail to perform as specified, our business and reputation could be severely impacted.

We have entered into a manufacturing agreement with Boehringer Ingelheim for the production of additional VEGF-2 materials for our planned Phase III clinical trial for severe angina and any commercial use. There is a risk that the manufacturer will not be able to successfully produce our product candidates on acceptable terms, or on a timely or cost-effective basis, or that the manufacturer will be able to manufacture our product candidates in accordance with our product specifications.

In the GENASIS trial and other trials that we anticipate for coronary artery disease our VEGF-2 product candidate is being tested together with Boston Scientific’s Stiletto™ endocardial direct injection catheter system.

Our product candidate cannot be licensed or if licensed for coronary artery disease, cannot be used, unless the Stiletto™ catheter is also licensed. We have no control over the Stiletto™ catheter. Thus, we are dependent on the actions of both the FDA and Boston Scientific in connection with the licensing of the Stiletto™ catheter. On January 25, 2006 the FDA issued a Corporate Warning Letter to Boston Scientific identifying what the FDA termed serious regulatory problems involving Boston Scientific’s medical devices. While the medical devices at issue did not include the Stiletto™ catheter and although the Stiletto™ catheter for our Phase III trial will not be produced at facilities mentioned in the Corporate Warning Letter, the letter raises the risk that regulatory issues between the FDA and Boston Scientific may adversely affect our trials and the commercialization of our product candidate. Significant delays may adversely affect our financial results and the commercial prospects for our product candidates and delay our ability to become profitable.

We depend on clinical trial arrangements with medical institutions to advance our technology, and the loss of these arrangements could impair the development of our product candidates.

We have arrangements with approximately 30 medical institutions for the conduct of the GENASIS trial for our lead VEGF-2 product candidate. The early termination of any of these clinical trial arrangements or the failure of these institutions to comply with the regulations and requirements governing clinical trials would hinder the progress of our clinical trial program. If any of these relationships are terminated, the GENASIS trial might not be completed, and the results might not be able to be evaluated.

If we are unable to maintain agreements with third parties to perform sales, marketing and distribution functions, we will be required to develop these capabilities to commercialize our proposed product candidates.

We currently have no sales, marketing or distribution capabilities. Therefore, to commercialize our product candidates, if and when such products have been approved and are ready for marketing, we must collaborate with third parties to perform these functions. We have granted exclusive sales, marketing and distribution rights for our VEGF-2 product candidates for diseases of the heart and peripheral vascular system to Boston Scientific. However, Boston Scientific might, at its discretion, limit the amount of resources and time it devotes to marketing our product candidates or terminate its agreement with us at any time and for any reason regardless of the terms of the agreement. Because our revenues will be dependent upon Boston Scientific’s sales and marketing efforts and the prices it charges for our product candidates, any failure by Boston Scientific to devote sufficient resources to our product candidates will limit our revenues and ability to become profitable.

In the event that Boston Scientific no longer acts as a distributor or if we have products that they do not choose to distribute, we cannot assure you that we would be able to enter into similar arrangements with another company to commercialize our product candidates. We have no experience in developing, training or managing a sales force, and we will incur substantial additional expenses if we are forced to market our product candidates directly. Developing a marketing and sales force is also time consuming and could delay launch of our product candidates. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

If we do not comply with applicable regulatory requirements in the manufacture and distribution of our product candidates, we may incur penalties that may inhibit our ability to commercialize our product candidates and adversely affect our revenue.

Our failure or the failure of our collaborators or third party manufacturers to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting and reporting may result in criminal prosecution, civil penalties, recall or seizure of our product candidates, total or partial suspension of production or an injunction, as well as other regulatory action against our product candidates or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our product candidates, including a withdrawal of the product candidates from the market.

If we are unable to attract and retain key employees and advisors, our ability to obtain financing, pursue collaborations or develop our product candidates may be adversely affected.

Our future success depends on our ability to attract, retain and motivate highly qualified management and scientific and regulatory personnel and advisors. To pursue our business strategy, we will need to hire or otherwise engage qualified scientific personnel and managers, including personnel with expertise in clinical trials, government regulation and manufacturing. Competition for qualified personnel is intense among companies, academic institutions and other organizations. If we are unable to attract and retain key employees and advisors, it may negatively affect our ability to successfully develop, test and commercialize our product candidates.

We depend on a few key executives, and the loss of their services could cause a material adverse effect to our company. We do not maintain “key person” life insurance policies on any of those executives. As a result, we are not insured against the losses resulting from the death of our key executives.

We use hazardous and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our processes and our collaborators’ processes involve the controlled storage, use and disposal of hazardous and biological materials and waste products. We and our suppliers and other collaborators are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Even if we and these suppliers and collaborators comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance and exceed our financial resources. We may not be able to maintain insurance that covers hazardous materials on acceptable terms, or at all. We may incur significant costs or be unable to comply with current or future environmental laws and regulations.

We have entered, and may in the future enter, into agreements allowing third parties to use VEGF-2 for their own clinical trials, which if unsuccessful or subject to adverse effects could damage our ability to successfully conclude our trial and commercialize our own product candidates.

We have entered, and may in the future enter, into agreements or arrangements with third parties allowing them to conduct trials of VEGF-2 for other indications. For example, we have recently granted rights to Caritas St. Elizabeth’s to use VEGF-2 in its Phase I clinical trials for the treatment of critical limb ischemia and diabetic neuropathy. It is possible that these additional trials that we do not sponsor or conduct could result in negative findings or adverse effects, which could cause us to be liable for damages, could adversely affect our ability to obtain commercial licenses in our own trials, and could overshadow the possible positive results of the GENASIS trial.

We are exposed to potential risks resulting from Section 404 of the Sarbanes-Oxley Act of 2002.

We are evaluating our internal controls to allow management to report on, and our independent registered certified public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We may encounter unexpected delays in implementing the requirements relating to internal controls; therefore, we cannot be certain about the timing of completion of our evaluation, testing and remediation actions or the impact that these activities will have on our operations since there is no precedent available by which to measure the adequacy of our compliance. We also expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and independent registered certified public accounting firm attestation requirements. If we are not able to timely comply with the requirements set forth in Section 404, we might be subject to sanctions or investigation by regulatory authorities. Any such action could adversely affect our business and financial results. The requirement to comply with Section 404 of the Sarbanes-Oxley Act of 2002 is expected to become effective, at the earliest, for our fiscal year ending December 31, 2006.

In addition, in our system of internal controls we may rely on the internal controls of third parties. In our evaluation of our internal controls, we will consider the implication of our reliance on the internal controls of third parties. Until we have completed our evaluation, we are unable to determine the extent of our reliance on those controls, the extent and nature of the testing of those controls, and remediation actions necessary where that reliance cannot be adequately evaluated and tested.

Risks Related to Intellectual Property

If our right to use the VEGF-2 technology or other intellectual property we license from third parties is terminated or adversely affected, our financial condition, operations or ability to develop and commercialize our proposed product candidates will be materially harmed.

We do not own any patents and have not filed any patent applications. We rely on licenses to use certain technologies that are material to our operations, both to have freedom to carry out our business and to protect our market from competitors. In particular, we license patents, patent applications and other intellectual property from Human Genome Sciences for the use of the VEGF-2 gene in our product candidates for vascular and cardiovascular disease and diabetic neuropathy. We have also obtained a license to use certain patents and patent applications from Vical relating to gene therapy delivery methods in connection with the use of VEGF-2 for gene therapy and from Caritas St. Elizabeth’s and Boston Scientific relating to stimulation of growth of new blood vessels.

The success of our operations will depend in part on our ability and that of our licensors to:

•	obtain patent protection for our methods of gene therapy, therapeutic genes and/or gene-delivery methods both in the United States and in other countries with substantial markets;

•	defend patents once obtained against third party infringers;

•	maintain trade secrets and operate without infringing patents and proprietary rights of others; and

•	obtain and maintain appropriate licenses upon reasonable terms to patents or proprietary rights held by others that are necessary or useful to us in commercializing our technology, both in the United States and in other countries with substantial markets.

In addition, the license agreements with Human Genome Sciences and Vical include certain milestones that we must meet in order to maintain these licenses. There is no assurance that we can meet such upcoming milestones in either license or that we can obtain any necessary extensions of the milestones in the future from either Human Genome Sciences or Vical. Our licensors may terminate these licenses if we fail to meet the applicable milestones. If Human Genome Sciences or Vical elects to terminate its license to us, our business and financial condition may be adversely affected, and we may have to curtail or cease operations. Further, if Human Genome Sciences terminates the license to use the VEGF-2 technology for failure to meet the applicable milestones, we must grant Human Genome Sciences a license to all data and information generated by us under the license agreement. If our distribution agreement with Boston Scientific is terminated, then we will lose our license for certain intellectual property that is licensed to us thereunder only while Boston Scientific is our distributor.

If we or our licensors are not able to obtain and maintain adequate patent protection for our product candidates, we may be unable to commercialize our product candidates or to prevent others from using our technology in competitive products.

Our success will depend in part on our ability to obtain patent protection both in the United States and in other countries for our product candidates and their use. We have no patents in our own name. We have, however, licensed patents and patent applications and other proprietary rights from third parties that cover our product candidates. Our ability to protect our product candidates from unauthorized or infringing use by third parties depends at least initially on the willingness and cooperation of our licensors to assert the patent rights licensed to us. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering biotechnology inventions and the scope of claims made under these patents, the ability of our licensors to obtain and enforce patents is uncertain and involves complex legal and factual considerations. Accordingly, rights under any issued patents may not provide us with sufficient protection for our product candidates or provide sufficient protection to afford us a commercial advantage against our competitors or their competitive products or processes. In addition, we cannot guarantee that any patents will be issued from any pending or future patent applications licensed to us. Even if issued, we cannot guarantee that the claims of these patents are, or will be, valid or enforceable, or provide us with any significant protection against competitive products or otherwise be commercially valuable to us. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents or patent applications we license, and rights we receive under those patents or patent applications may not provide competitive advantages to us. Further, the manufacture, use or sale of our product candidates may infringe the patent rights of others.

We may not have identified all patents, published applications or published literature that affect our business either by blocking our ability to commercialize our drugs, by negatively impacting the patentability of our product candidates to our licensees, or by disclosing the same or similar technologies on which basis our licensors’ patents may not be valid, limit the scope of our or our licensors’ future patent claims or adversely affect our ability to market our product candidates. For example, patent applications in the United States are maintained in confidence for up to 18 months after the filing of their earliest priority application. In some cases, however, patent applications, such as those filed prior to November 29, 2000, remain confidential in the United States Patent and Trademark Office, or USPTO, for the entire time prior to issuance as a U.S. patent. Similarly, patent applications filed in foreign countries are typically published 18 months after the filing date of their earliest priority application. Publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that our licensors were the first to invent, or the first to file, patent applications covering our product candidates or their use. In the event that a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, in the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and our efforts could be unsuccessful, resulting in a loss of our U.S. patent position. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we or our licensors encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Several biotechnology companies and research institutions have filed patent applications or received patents that cover our technologies or technologies similar to ours. These patent applications or patents may conflict with patents or patent applications that we have licensed, either by claiming the same gene or similar sequences or by claiming methods that could dominate those licensed to us. For instance, we licensed patent rights from Human Genome Sciences covering the VEGF-2 gene and its use in gene therapy. We are aware that Genentech, Inc. and the Ludwig Institute and Helsinki University Licensing Ltd. have filed a number of patent applications, and have received patents, in the United States, Europe and other countries, including countries in which Human Genome Sciences has not filed patent applications, that cover aspects of VEFG-2 technology. In particular, both Genentech and Ludwig/Helsinki are pursuing claims directed to VEGF-2 protein, gene, gene fragments, constructs and their medical uses in various countries. A number of opposition proceedings currently are ongoing in Australia and Europe. In Australia, Human Genome Sciences has opposed two of Ludwig/Helsinki’s granted patents. Both oppositions are currently in the briefing stage. Human Genome Sciences has also opposed Genentech’s Australian patent. The opposition has been briefed and scheduled for a hearing at the Australian Patent Office in March 2006. Ludwig/Helsinki have opposed Human Genome Sciences’ Australian patent. The opposition has been briefed and the parties are waiting for the Australian Patent Office to set a date for the hearing. In Europe, Human Genome Sciences and Genetech has each opposed Ludwig/Helsinki’s granted patent. Also in Europe, Human Genome Sciences and Ludwig/Helsinki have each opposed Genentech’s granted European patent. The European Patent Office has set February 24, 2006 as the final date for submission of evidence before Oral Proceedings, which will be held in April 2006. Human Genome Sciences may fail to initiate patent opposition proceedings in other countries or may be unsuccessful in any foreign proceeding attempting to prevent the issuance of, revoke or limit the scope of patents issued to Ludwig/Helsinki and Genentech. Moreover, Ludwig/Helsinki or Genentech may make additional challenges to Human Genome Sciences’ patents or patent applications in Australia, Europe, the United States or elsewhere. If Human Genome Sciences is unsuccessful in its foreign opposition proceedings or if an interference or patent litigation is commenced in the United States against Human Genome Sciences or us that affects our right to use VEGF-2, and if we do not succeed in those proceedings, then our sales, if any, of VEGF-2 may be held to infringe the patent rights of Ludwig/Helsinki or Genentech. In such event, we would not have the right to make, use or sell VEGF-2 in one or more countries in the absence of a license from Ludwig/Helsinki and/or Genentech. We may be unable to obtain such a license on commercially acceptable terms or at all.

Our license from Human Genome Sciences provides that we are required to reimburse Human Genome Sciences for 50% of its patent prosecution costs, which may include costs of international opposition proceedings. We expect the costs of the currently pending proceedings to increase significantly during the next several years and, accordingly, these reimbursement obligations are expected to be substantial. We anticipate that additional litigation or proceedings may be necessary or may be initiated to enforce any patents we license, or to determine the scope, validity and enforceability of other parties’ proprietary rights and the priority of an invention. Any of these activities could result in substantial costs or delays to us. The outcome of any of these proceedings may significantly affect our products and technology.

Our licensors, including Human Genome Sciences, are primarily responsible for patent prosecution activities, including opposition proceedings. As a result, we generally do not have the ability to institute or determine the conduct of patent proceedings unless our licensors elect not to institute or to abandon such proceedings. If our licensors elect to institute and prosecute patent proceedings, our rights will depend in part upon the manner in which these licensors conduct the proceedings. These licensors may not vigorously pursue or defend or may decide to settle such proceedings on terms that are unfavorable to us. An adverse outcome of these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology, any of which could adversely affect our business. Moreover, the mere uncertainty resulting from the initiation and continuation of any technology related litigation or adversarial proceeding could adversely affect our business pending resolution of the disputed matters.

We may not have adequate protection for our unpatented proprietary information, which could adversely affect our competitive position.

We also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants and others. These parties may breach or terminate these agreements, and we may not have adequate remedies for any breach. Our trade secrets may also be independently discovered by competitors. We rely on certain technologies to which we do not have exclusive rights or which may not be patentable or proprietary and thus may be available to competitors.

Risks Related to Our Industry

Negative public opinion and increased regulatory scrutiny of gene therapy and genetic research may adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Ethical, social and legal concerns about gene therapy and genetic research could result in additional regulations restricting or prohibiting the products and processes we may use. Even with the requisite approvals, the commercial success of our product candidates will depend in part on public acceptance of the use of gene therapies for the treatment of human disease. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. More restrictive government regulations or negative public opinion would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates.

We are subject to significant government regulation with respect to our product candidates. Compliance with government regulation can be a costly and time-consuming process, with no assurance of ultimate regulatory approval. If these approvals are not obtained, we will not be able to sell our product candidates.

We and our collaborators are subject to extensive and rigorous government regulation in the United States and foreign countries. The FDA, the National Institutes of Health and comparable agencies in foreign countries impose many requirements on the introduction of new pharmaceutical products through lengthy and detailed clinical testing procedures and other costly and time consuming compliance procedures. These requirements vary widely from country to country and make it difficult to estimate when our product candidates will be commercially available, if at all. In addition, gene therapies such as those being developed by us are relatively new and are only beginning to be tested in humans. Regulatory authorities may require us or our collaborators to demonstrate that our product candidates are improved treatments relative to other therapies or may significantly modify the requirements governing gene therapies, which could result in regulatory delays or rejections. If we are delayed or fail to obtain required approvals for our product candidates, our operations and financial condition would be damaged. We may not sell our product candidates without applicable regulatory approvals.

Numerous regulations in the United States and abroad also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of our product candidates. Compliance with these regulatory requirements is time consuming and expensive. If we fail to comply with regulatory requirements, either prior to approval or in marketing our product candidates after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in withdrawal of existing approvals, product recalls, injunctions, civil penalties, criminal prosecution, and enhanced exposure to product liabilities.

Even if we achieve positive results in early clinical trials, these results do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving positive results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause the FDA or us to terminate a clinical trial or require that we repeat a clinical trial.

We face intense competition and must cope with rapid technological change and the possibility that our competitors may develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our product candidates.

Our competitors and potential competitors include large pharmaceutical and medical device companies and more established biotechnology companies. These companies have significantly greater financial and other resources and greater expertise than us in research and development, manufacturing, pre-clinical and clinical testing, obtaining regulatory approvals and marketing. Small companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. Many of these competitors have significant products approved or in development and operate large, well-funded research and development programs. Our potential competitors also include academic institutions, governmental agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for product and clinical development and marketing.

We are engaged in gene therapy, which is a rapidly changing field. Existing products and therapies to treat vascular and cardiovascular disease, including drugs and surgical procedures, will compete directly with the products that we are seeking to develop and market. In addition, our competitors may develop more effective or more affordable products, or achieve earlier patent protection or product commercialization and market penetration than us. As these competitors develop their technologies, they may develop proprietary positions that prevent us from successfully commercializing our future products. Additionally, technologies developed by our competitors may render our potential products uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

Delays in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors. Our competitive position and those of our competitors can vary based on the performance of products in clinical trials. In addition, our competitors may obtain patent protection or FDA approval and commercialize products more rapidly than we do, which may impact possible future sales of our product candidates. We also may not have the access that some of our competitors have to biological materials necessary to support the research, development or manufacturing of planned therapies. If we are permitted by the FDA to commence commercial sales of products, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect that competition among products approved for sale will be based, among other things, on:

•	product efficacy;

•	price;

•	safety;

•	reliability;

•	availability;

•	ease of administration and delivery;

•	patent protection; and

•	sales, marketing and distribution capabilities.

Our competitive position also depends upon our ability to attract and retain qualified personnel, develop proprietary products or processes, and secure sufficient funding for the often-lengthy period between product conception and commercial sales. We cannot assure that we will be able to compete successfully in the marketplace or achieve any market acceptance of our product candidates.

We face the risk of product liability claims, which could adversely affect our business and financial condition.

Our operations will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of gene therapy products and could prevent or delay the commercialization of our product candidates or negatively affect our financial condition. Regardless of the merit or eventual outcome, product liability claims may result in withdrawal of proposed product candidates from clinical trials, costs of litigation, substantial monetary awards to plaintiffs and decreased demand for products.

Product liability may result from harm to patients using our product candidates as a result of mislabeling, misuse or product failure. While we require all patients enrolled in our clinical trials to sign consents, which explain the risks involved with participating in the trial, the consents provide only a limited level of protection. Additionally, we indemnify the clinical centers and related entities in connection with losses they may incur through their involvement in the clinical trials. Product liability insurance is expensive and we may not be able to maintain our product liability coverage on acceptable terms or obtain adequate coverage against potential liabilities.

We are presently engaged in litigation arising from a death in an earlier clinical trial. We are a defendant in a complaint filed in the Superior Court of Suffolk County in the Commonwealth of Massachusetts alleging wrongful death and product liability claims in connection with the death of a patient enrolled in our clinical trial at Caritas St. Elizabeth’s. The complaint alleges, in part, that the deceased patient should have been excluded from our clinical trials because his condition was treatable by conventional revascularization procedures, that the deceased patient did not receive sufficient disclosure of risks and an alleged financial conflict of interest to provide an informed consent to treatment and that we are vicariously liable for the conduct and acts of its then principal investigator. We have denied liability and the principal allegations of the complaint. The discovery stage of the litigation has concluded, and the trial has been set for April 2007. No assurances can be given as to the outcome of this action. An unfavorable settlement or decision in this action could negatively affect our operations and financial condition. Any liability resulting from this action may exceed our financial resources.

Risks Related to Our Common Stock and This Offering

Our stock price has been and may continue to be volatile, and an investment in our common stock could significantly decline in value.

The market prices for securities of pharmaceutical and biotechnology companies in general, have been highly volatile and may continue to be highly volatile in the future. The market price of our common stock has been and may continue to be volatile based on the following factors, in addition to other risk factors described herein and in light of the low volume of trades in our common stock:

•	developments concerning any research and development, clinical trials, manufacturing, and marketing collaborations;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	publicity regarding actual or potential results relating to medicinal products under development by our competitors or us;

•	regulatory developments in the United States and other countries;

•	litigation;

•	economic and other external factors, including disasters or crises; or

•	period-to-period fluctuations in financial results.

You may have difficulty selling your shares of common stock at or above the public offering price or at the time you would like to sell.

We have a low volume of daily trades in our common stock on the NASDAQ Capital Market, which could make it difficult to conduct large transactions in our common stock. Moreover, because we do not have an exemption under the state securities laws of certain states, your shares may be restricted from resale in such states unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

In addition, any sales by stockholders of a large number of shares of our common stock, or the perception that the holders of a large number of our shares intend to sell our common stock, may cause a significant reduction in the price of our common stock. In this regard, we have a significant number of shares of common stock underlying outstanding options and warrants that are currently exercisable and eligible for immediate sale in the public market. The issuance of common stock upon the exercise of stock options and warrants would also dilute existing investors.

Our quarterly operating results may fluctuate, causing volatility in our stock price.

We do not receive any revenues from sales of our product candidates. Our results of operations historically have fluctuated on a quarterly basis, which we expect to continue. Our results of operations at any given time will be based primarily on the following factors:

•	the status of development of our product candidates;

•	whether we enter into additional collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

•	whether and when we achieve specified development or commercialization milestones; and

•	the addition or termination of research programs or funding support.

We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. These fluctuating results may cause the price of our stock to fluctuate, perhaps substantially.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe it is important to communicate our expectations to investors. However, there may be events in the future that we are not able to predict accurately or that we do not fully control that could cause actual results to differ materially from those expressed or implied. This prospectus supplement and prospectus and the documents incorporated by reference in this prospectus supplement and prospectus may contain forward–looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements that address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our ongoing clinical trials, including its cost, projections about our future results of operations or our financial condition, benefits of achieving Fast Track designation, benefits from the alliance with Boston Scientific, benefits from manufacturing agreements, research, development and commercialization of our product candidates, the potential of additional product candidates or indications, sufficient and timely enrollment of suitable patients in our clinical trial, whether early-stage clinical trial results are any indication of results in subsequent clinical trials, anticipated trends in our business, manufacture of sufficient and acceptable quantities of our product candidates on a timely and cost efficient basis, approval of our product candidates, meeting additional capital requirements and other risks that could cause actual results to differ materially. The forward–looking statements are based on information available to us on the date hereof, and we assume no obligation to update any such forward–looking statements.

USE OF PROCEEDS

The net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us will be approximately $26.5 million, ($30.6 million if the over-allotment option is exercised in full). We intend to use the net proceeds from this offering for working capital and for other general corporate purposes including funding our clinical trials and manufacturing costs. We estimate that greater than 65% of the net proceeds from this offering will be utilized for clinical trials and manufacturing costs. We estimate that our cash and short-term investments together with the net proceeds from this offering will be sufficient to support our current and planned operations into the second quarter of 2008.

While we have estimated the particular uses for the net proceeds to be received upon the completion of this offering, we cannot specify these uses with certainty. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending these uses, we plan to invest the net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

PRICE RANGE OF COMMON STOCK

The following table shows for the periods indicated the high and low closing prices for our common stock on the NASDAQ Capital Market from October 13, 2004, forward and on the American Stock Exchange for periods prior to October 13, 2004. Our stock symbol is “VEGF”.

	High	Low
Year Ended December 31, 2004
First Quarter	$7.51	$4.50
Second Quarter	$6.67	$5.35
Third Quarter	$6.72	$4.97
Fourth Quarter	$6.00	$4.78
Year Ended December 31, 2005
First Quarter	$5.74	$3.99
Second Quarter	$5.00	$3.58
Third Quarter	$5.85	$3.79
Fourth Quarter	$4.61	$3.88
Year Ending December 31, 2006
First Quarter (through March 9, 2006)	$5.26	$3.91

On March 9, 2006, the last reported sale price for our common stock on the NASDAQ Capital Market was $4.20 per share. As of March 9, 2006, there were approximately 505 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2005 (1) on an actual basis and (2) on an as adjusted basis to reflect the sale of 7,500,000 shares of our common stock in this offering after deducting the underwriting discounts and commissions and estimated offering expenses. The information in this table is based upon shares outstanding as of September 30, 2005 and excludes 4,888,013 shares of common stock issuable upon the exercise of stock options and warrants outstanding as of September 30, 2005 having a weighted average exercise price of $4.56 per share, and 978,666 shares available for issuance under our equity incentive plans as of September 30, 2005. This table should be read in conjunction with the detailed information and financial statements appearing in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2005
	Actual	As Adjusted
Cash and short-term investments	$35,850,643	$62,382,243

Notes and interest payable	15,879,085	15,879,085

Stockholders’ equity:
Common stockholders’ equity ($0.001 par value, 100,000,000 shares authorized; 19,636,303 shares issued, 19,606,079 shares outstanding, actual; and 27,136,303 shares issued, 27,106,079 shares outstanding, as adjusted)	19,636	27,136

Preferred Stockholders’ equity:
Series C Preferred Stock ($0.001 par value, 17,000 shares authorized; 2,000 shares issued and outstanding, actual; and 2,000 shares issued and outstanding, as adjusted)	2	2
Series D Preferred Stock ($0.001 par value, 1,400,000 shares authorized; 1,385,377 shares issued and outstanding, actual; and 1,385,377 shares issued and outstanding, as adjusted)	1,385	1,385
Additional Paid-in Capital	116,122,846	142,646,946
Treasury Stock, at cost	(157,029)	(157,029)
Accumulated deficit	(100,391,001)	(100,391,001)

Total Stockholders’ equity	15,595,839	42,127,439

Total capitalization	$31,474,924	$58,006,524

DILUTION

Our net tangible book value as of September 30, 2005 was approximately $15.6 million, or approximately $0.80 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2005. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of 7,500,000 shares of common stock in this offering, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2005 would have been approximately $42.1 million, or $1.55 per share. This represents an immediate increase in net tangible book value of $0.75 per share to existing stockholders and an immediate dilution of $2.30 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Price to public per share		$3.85
Net tangible book value per share as of September 30, 2005	$0.80
Increase per share attributable to new investors	$0.75

Net tangible book value per share after this offering		$1.55

Dilution per share to new investors		$2.30

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the offering price per share in this offering. As of September 30, 2005, there were:

•	4,888,013 shares of common stock underlying options and warrants outstanding at a weighted-average exercise price of $4.56 per share; and

•	978,666 shares available for issuance or future grant under our current equity incentive plans.

BUSINESS

We are a biopharmaceutical company dedicated to the development and commercialization of innovative gene therapy products for the treatment of cardiovascular and peripheral vascular disease. We are focusing our efforts and resources on the clinical development of gene therapy product candidates using a growth factor known as Vascular Endothelial Growth Factor 2, or VEGF-2. We are currently nearing completion of enrollment in a Phase IIb clinical trial for our lead VEGF-2 product candidate for the treatment of severe angina resulting from coronary artery disease in patients that have no other treatment options. In addition, we are planning or collaborating on Phase I clinical trials with VEGF-2 product candidates for diabetic neuropathy and peripheral artery disease.

Our gene therapy treatment approach is based upon the research of the late Dr. Jeffrey Isner, former Chief of Vascular Medicine and Cardiovascular Research at Caritas St. Elizabeth’s Medical Center of Boston, Inc. Our VEGF-2 product candidates are designed to induce therapeutic angiogenesis, which is the stimulation of blood vessel formation, to restore blood flow to ischemic, or oxygen deprived, muscle caused by cardiovascular or peripheral vascular disease. In this way, we seek to treat a cause of the underlying condition rather than the symptoms of the disease. Our approach to therapeutic angiogenesis involves the injection of naked plasmid DNA, or DNA that is formulated without modifying materials such as liposomes or pegylation, directly into the ischemic muscle. Our approach does not use any viral delivery mechanisms and, therefore, no plasmid DNA is inserted into the host genome. We believe that our approach achieves a beneficial biological effect while minimizing potential toxicity and immunogenicity, or the stimulation of an antibody response, associated with viral vectors. In addition, naked plasmid DNA is rapidly broken down in circulating blood, thus minimizing exposure to other organs and enabling the potential for additional treatments to new ischemic areas that may develop due to the progressive nature of cardiovascular and peripheral vascular disease.

We are conducting what we believe is currently the largest cardiac angiogenesis clinical trial in the world for our lead VEGF-2 product candidate for severe angina. This “GENASIS” Phase IIb clinical trial is a 404 patient study designed to evaluate the safety and efficacy of VEGF-2 delivered by catheter directly into the ischemic tissue of the heart. As part of our strategic collaboration with Boston Scientific Corporation, we use the Boston Scientific Corporation Stiletto™ endocardial direct injection catheter system to deliver the VEGF-2 product candidate. An independent data monitoring committee recently recommended continuation of the GENASIS trial after completing its third and final scheduled safety review of the first 240 patients. The U.S. Food and Drug Administration, or FDA, has granted Fast Track designation for this VEGF-2 program for severe angina and, subject to obtaining positive results from the GENASIS trial, we expect to initiate a Phase III clinical trial in the first half of 2007.

In addition, we are collaborating with Caritas St. Elizabeth’s on two ongoing Phase I trials studying the effect of VEGF-2 for the treatment of diabetic neuropathy and critical limb ischemia. We have the right to use the data from these trials, at minimal cost to us, which could lead to additional trials by us for those indications. We also are planning to file an investigational new drug application, or IND, with the FDA for a clinical trial to evaluate the safety and efficacy of VEGF-2 for the treatment of Buerger’s disease, for which the FDA has granted Orphan Drug status.

Our Approach to Therapeutic Angiogenesis

Angiogenesis is a natural biological process for the formation and growth of new blood vessels, often collateral blood vessels, to help compensate for reduced blood flow. The administration of genetic material or other drugs to copy this natural process and induce the formation and growth of new blood vessels is a clinical strategy referred to as “therapeutic angiogenesis.” Pre-clinical laboratory studies have shown that certain genes and proteins, called growth factors, may stimulate angiogenesis in ischemic, or oxygen deprived, tissue. These growth factors include vascular endothelial growth factors, or VEGF, and fibroblast growth factors, or FGF.

VEGF-2 is a naturally occurring protein that acts as a growth factor to stimulate the migration and proliferation of endothelial cells, which are essential components in the development of blood vessels. When injected into ischemic muscle tissue, the VEGF-2 gene (pVEGF-2) encodes the VEGF-2 protein and is believed to stimulate the creation of blood vessels into nearby tissue. Unlike some other angiogenesis factors, the VEGF-2 gene is selective for endothelial cells and is secretory in nature, which results in more efficient protein production. Further, we believe that VEGF-2 stimulates angiogenesis, and this effect is enhanced in ischemic tissue.

Because a plasmid will be rapidly degraded when injected directly into the bloodstream, some gene therapy methods for vascular and other diseases use a delivery vehicle, or vector, that carries a therapeutic gene for direct delivery to the cells. By contrast, our gene therapy approach delivers a naked VEGF-2 plasmid directly to the ischemic tissue. This VEGF-2 plasmid is referred to as naked because it contains no accessory packaging, such as encapsulation within a virus or liposome vector.

We have specifically chosen this plasmid delivery vector because we believe it is the means of achieving the maximum therapeutic effect of VEGF-2 in a safe manner. Because coronary artery disease and peripheral artery disease are progressive, we believe there is an opportunity to treat future ischemic regions within a patient’s myocardium or extremities as the disease affects other areas of the heart or limbs. We believe the use of a naked plasmid delivery is well suited to this application as it provides short term but effective expression of the VEGF-2 protein for which it encodes. We also believe the use of naked DNA plasmid is less likely to stimulate an immunological response in patients as compared to the use of a viral vector and therefore increases the likelihood of future treatments with the same vector while minimizing the risks of associated with initial treatment sensitization.

For the treatment of severe angina, we inject VEGF-2 naked plasmid DNA directly into the ischemic tissue of the heart through a percutaneous catheter. Endocardial injection is a more localized delivery mechanism than intracoronary injection procedures, and we believe endocardial injection is preferable to a surgical procedure such as thoracotomy where general anesthesia is required. In the GENASIS trial we are testing the delivery of VEGF-2 through a proprietary catheter developed by Boston Scientific known as the Stiletto™ endocardial direct injection catheter system. In this treatment, the catheter is inserted percutaneously into the femoral artery in the thigh and then advanced into the heart. Once the catheter is properly positioned, the VEGF-2 plasmid is injected through a retractable needle into the ischemic heart muscle. The injected plasmid VEGF-2 then results in the expression of the VEGF-2 protein, which we believe stimulates the production of new blood vessels in the ischemic heart muscle.

We believe our delivery mechanism offers several advantages over other gene therapy approaches. First, the Stiletto™ is a minimally invasive catheter-based delivery system. It does not require surgery and therefore may be performed in facilities employed for standard cardiac diagnostic and therapeutic catheter procedures in the normal course of existing standard of care for these patients. Second, the Stiletto™ allows direct endocardial injection into ischemic myocardial tissue, which results in better VEGF-2 retention in the ischemic zone and reduces the undesirable migration of VEGF-2 outside the targeted zone. Lastly, the Stiletto™ system relies on standard catheterization lab angiography imaging equipment and does not require additional investment in and training on specialized equipment. For the treatment of peripheral artery disease, we inject VEGF-2 plasmid directly with a hypodermic needle into the skeletal muscle of the affected limb.

VEGF-2 for Severe Angina

According to the American Heart Association statistics, more than one of every three deaths in the United States in 2003 was due to coronary artery disease. Coronary artery disease is a condition characterized by a narrowing of the coronary arteries and reduced blood flow, and therefore oxygen, to the heart. The primary symptoms of coronary artery disease are heart attack and angina. Angina is the medical term for chest pain or discomfort due to myocardial ischemia, or lack of blood flow and oxygen to the heart muscle. The American Heart Association estimates that approximately 6.5 million individuals in the United States have angina. Of these individuals with angina, we believe that there are currently 750,000 to 1,000,000 patients diagnosed as having Class III or Class IV angina, and 100,000 to 200,000 new patients are diagnosed annually with refractory angina, which means they cannot be successfully treated with conventional cardiovascular therapies.

In most cases, these individuals have undergone multiple invasive procedures or surgeries that have been unsuccessful in relieving their angina. We believe that this patient population could represent a potential $1 billion annual market in the United States.

Current treatments for coronary artery disease and angina include invasive techniques to help restore adequate blood flow to ischemic regions of the heart and drug therapies to either expand the walls of the arteries to increase blood flow to the heart or reduce heart rate and its corresponding demand for oxygen to relieve angina. An initial treatment typically includes drug therapies, such as beta-blockers, calcium channel blockers, and nitrates. These drug therapy treatments may not always be effective in alleviating angina symptoms entirely. As coronary artery disease and angina progress, patients typically require invasive surgical procedures including placement of coronary artery stents, balloon angioplasty and bypass surgery. In general, these invasive procedures seek to clear or bypass diseased coronary blood vessels to increase blood flow to the heart muscle. The American Heart Association estimates that approximately 1,244,000 angioplasty or stent procedures and 467,000 coronary artery bypass graft procedures were performed in the United States in 2003. Frequently, the effectiveness of these procedures may be limited because the coronary blood vessels are often severely narrowed as the disease progresses or the blocked blood vessel may be in an area that is difficult to access.

Angina may be categorized as either stable angina or unstable angina. Patients with stable angina have episodes of chest pain or discomfort that are usually predictable and occur during physical exertion or while under mental or emotional stress. The Canadian Cardiovascular Society divides angina into four classes. Class III angina is characterized by a marked limitation of ordinary physical activity. The most severe class of angina, Class IV, is characterized by an inability to carry on any physical activity without discomfort. We have selected refractory Class III or Class IV angina patients as the initial candidates for our lead VEGF-2 product candidate because we believe this patient population represents an unmet medical need due to their poor quality of life and lack of effective treatment alternatives.

We enrolled 30 Class III and Class IV angina patients in our Phase I study. The investigator’s published data showed a significant improvement in angina class at the two-year follow-up; no patients were evaluated as having Class IV angina; and only three were evaluated as having Class III angina. The remaining patients were evaluated as having Class I or II angina at the two-year follow-up. We believe the results demonstrate prolonged clinical benefit with no reported severe adverse effects directly related to the therapy. The published follow-up results also showed that major clinical events such as death, heart attack and repeat revascularization were uncommon during the first year but more frequent after one year at a rate consistent with the severity of the underlying disease in a population with advanced atherosclerosis.

Our 19 patient Phase I/IIa trial was a multicenter, randomized study testing VEGF-2 in two dosages (200 and 800 micrograms) plus a placebo. The investigators reported a significant improvement in symptoms of angina, including an average increase in exercise tolerance time of almost two minutes, a reduction of angina class and a reduction in frequency of angina episodes in the VEGF-2 treated patients compared to the placebo patients.

We initiated the GENASIS trial on August 31, 2004. GENASIS is a multicenter, randomized, four-arm, double-blind study of up to 404 patients in approximately 30 institutions in the United States evaluating the efficacy and safety of three doses (20, 200, 800 micrograms) of VEGF-2 versus placebo percutaneously delivered via the Stiletto™ catheter. We expect to complete enrollment in the GENASIS trial around June 30, 2006. To date, 295 patients have been treated in the trial. The GENASIS trial protocol is designed to evaluate efficacy results 90 days following patient treatment, with additional follow-up at six and 12 months. We plan to perform an interim efficacy analysis shortly after completion of the 90 day evaluations. We have been in discussions with the FDA about how best to accomplish this without compromising data for the six and 12 month follow-up. In addition, the FDA has indicated a heightened interest in the product candidate’s longer term efficacy and safety data that may result in changing the primary efficacy measurement from 90 days to six months or 12 months. The results of these discussions with the FDA will determine whether efficacy results from the GENASIS trial will be available in the fourth quarter of 2006 or the first half of 2007.

We have received a blinded interim variability analyses of the GENASIS trial data for the first 171 patients treated in the trial. The GENASIS trial size was determined based on earlier Phase IIa results, to support statistically significant determination of the effect of treatment in achieving the study endpoint. Without unblinding trial data to anyone involved with the conduct of the trial, independent biostatistician consultants have reviewed the GENASIS trial’s primary endpoint data and have concluded that the GENASIS trial has greater than 90% power to demonstrate statistical significance on the primary endpoint, which is a greater than 60 second difference in exercise tolerance time between placebo and VEGF-2 with a two-sided alpha <.05. No inference should be drawn from this analysis about the ultimate efficacy results.

On January 20, 2006, an independent Data Monitoring Committee concluded its third and final scheduled interim safety analysis, which consisted of a review of safety data from the first 240 patients in the trial. At the conclusion of the safety analysis, the Data Monitoring Committee again recommended that the trial should continue.

In 2005, the FDA granted us Fast Track designation for VEGF-2 for the treatment of severe angina associated with cardiovascular disease. Under the FDA Modernization Act of 1997, the Fast Track program was created to facilitate the development and expedite the review of new therapeutics that are intended to treat serious or life threatening diseases and that demonstrate the potential to address unmet medical needs. Fast Track designated therapeutics are eligible for priority review (six months versus the average 12 months) and/or the review of portions of the marketing application prior to the completion of the final registration package.

There is no assurance that the interim data will demonstrate efficacy of any of the three dosages of VEGF-2 being tested in the GENASIS trial. However, if the data from the GENASIS trial supports the conduct of further trials, we expect to commence a Phase III trial in the first half of 2007. This trial will further test the safety and efficacy of VEGF-2 in refractory Class III and Class IV patients in a multicenter, randomized, double blind, placebo controlled study. We expect that the statistical plan will be powered like the GENASIS trial and that, similar to the GENASIS trial, our primary endpoint for our Phase III trial will be an increase in treadmill exercise tolerance time over baseline. We are in discussions with the FDA to determine the best way to achieve the goal of facilitating rapid initiation of a Phase III trial.

VEGF-2 For Other Indications

We also are pursuing trials of VEGF-2 for diabetic neuropathy and peripheral artery disease, including critical limb ischemia and Buerger’s disease.

Diabetic Neuropathy

Diabetic neuropathy is a nerve disorder caused by diabetes in which uncontrolled blood sugar levels can damage nerves throughout the body. According to American Diabetes Association statistics, 20.8 million people have diabetes in the United States and approximately 1.3 million Americans over the age of 20 are newly diagnosed with the disease each year. An estimated 50% of those with diabetes have some form of neuropathy, but not all with neuropathy have symptoms. Approximately 30% of hospitalized and 20% of community-dwelling diabetes patients have peripheral neuropathy. Common symptoms include numbness, pain, imbalance or tingling in the feet or legs. Current treatments focus mainly on prevention, including proper foot care and monitoring glucose levels to ensure they are within normal ranges. Once diagnosed, diabetic neuropathy treatments involve the use of various pain medications. If the diabetic neuropathy results in ulcerative formation in the extremities typical wound care treatments are employed as appropriate. Diabetic neuropathy can lead to more serious problems such as foot ulceration initiated by trauma that is unapparent to the patient. These ulcerations can lead to gangrene and lower extremity amputation, a complication that is 15 times higher in diabetic versus non-diabetic patients. According to the National Institutes of Health, more than half of the 86,000 annual lower limb amputations in the United States occur in diabetics.

We are collaborating with Caritas St. Elizabeth’s for the use of our VEGF-2 material in their 64 patient, Phase I clinical study for treatment of diabetic neuropathy. The study will evaluate the safety and bioactivity of intramuscular administration of VEGF-2 to the extremities of patients with diabetic neuropathy. The study is designed to demonstrate improved sensory or motor function based on clinical or electrophysiological testing in patients receiving VEGF-2. We have the right to utilize and reference the Caritas St. Elizabeth’s clinical trial data as part of our own diabetic neuropathy trials if we decide to pursue a clinical trial for this indication.

Peripheral Artery Disease

Peripheral artery disease refers to diseases of the blood vessels outside of the heart and brain, and often involves a narrowing of the vessels carrying blood to leg and arm muscles. In 2003, the American Diabetes Association estimated that peripheral artery disease affected 12 million people in the United States. We currently are studying VEGF-2 for the treatment of two peripheral artery disease indications- critical limb ischemia and Buerger’s disease. Critical limb ischemia is a severe manifestation of peripheral artery disease in which patients often experience persistent pain in an affected limb and is often accompanied by skin ulceration that does not improve without clinical intervention. Buerger’s disease (also known as thromboangiitis obliterans) is a rare disease characterized by narrowing or blockage (occlusion) of the veins and arteries of the extremities, resulting in reduced blood flow to these areas. The disease may cause extreme pain of the lower arms and legs, cramping, limping, sores on the extremities, numbness and tingling. Buerger’s disease typically affects young or middle-aged male cigarette smokers. In severe cases, critical limb ischemia and Buerger’s disease may cause gangrene, resulting in amputation of patients’ limbs.

A primary objective in treating patients with critical limb ischemia and Buerger’s disease is to increase blood flow to the affected limb. Current treatments include drug treatments, such as anti-thrombotics, to prevent the blood from clotting and intrusive techniques such as bypass surgery and a type of angioplasty used to dilate narrowed peripheral arteries.

We have granted to Caritas St. Elizabeth’s the right to use VEGF-2 in its Phase I critical limb ischemia trial. This is a randomized, double blind, placebo controlled, dose escalating study in which approximately 64 patients with moderate to high risk critical limb ischemia will receive injections of VEGF-2 into their limbs. The objectives of this study are to evaluate the safety and efficacy measures of rest pain (as assessed by frequency of rest pain, pain medication use, sleeping history and rest pain intensity) or leg ulcer healing (as assessed by ulcer surface area, time to complete healing and ulcer score) of multiple intramuscular doses of VEGF-2 versus placebo. As with the diabetic neuropathy study, we have the right to utilize and reference the Caritas St. Elizabeth’s clinical trial data as part of our own critical limb ischemia clinical trials.

We previously concluded a Phase I clinical trial for the treatment of critical limb ischemia in which a number of the treated patients suffered from Buerger’s disease. Preliminary results from the study, although not statistically significant, showed favorable trends for efficacy and safety. The clinical data from this study has not yet been fully evaluated, and we have not yet prepared a protocol for further clinical trials sponsored by us for this product candidate. In 2006, we plan to file an IND for further clinical trials for Buerger’s disease. The FDA granted Orphan Drug designation to our product candidate for Buerger’s disease, which means that our product candidate may qualify for certain tax credit and marketing exclusivity incentives under the Orphan Drug Act.

Collaborative Efforts with Boston Scientific

We have extensive agreements with Boston Scientific with respect to VEGF-2 product candidates for diseases of the heart or peripheral vascular system. As part of our strategic alliance, Boston Scientific has granted to us a non-exclusive, non-transferable and royalty free license under all patents owned or licensed and sublicensable by Boston Scientific that are necessary for the development of our VEGF-2 product candidates and the distribution of these products through Boston Scientific. For this license, in connection with distribution, we are required to pay Boston Scientific a royalty equal to a percentage of the wholesale price that Boston Scientific pays us for our VEGF-2 products, when and if such sales are made. In addition, Boston Scientific has agreed to provide certain assistance in developing these VEGF-2 product candidates and has obtained exclusive rights to market, distribute and sell these VEGF-2 products, if and when regulatory approval is obtained. On July 31, 2003, Boston Scientific invested $9 million in exchange for 1,385,377 shares of our Series D Preferred Stock, which was convertible into 1,420,339 shares of common stock as of September 30, 2005, subject to adjustment, and Boston Scientific paid a $1 million license fee for certain intellectual property. Additionally, Boston Scientific committed to purchasing up to $15 million of convertible debt from us based on achievement of certain milestones. The milestones have been achieved and, as of September 30, 2005, the entire $15 million was outstanding under this debt facility. In the event of certain changes of control, the outstanding principal amount of this $15 million convertible debt may, at the option of Boston Scientific, be converted into 2,235,950 shares of our common stock. On June 27, 2005, Corautus entered into an investment agreement whereby Boston Scientific agreed to purchase 2,105,264 shares of Corautus’ restricted common stock at $3.80 per share. Corautus shareholder approval was obtained and proceeds of $8 million were received on August 11, 2005.

Pursuant to a development agreement with Boston Scientific, Boston Scientific has agreed to supply at no cost to us injection catheters for our clinical studies under the development agreement and to assist in clinical activities necessary to support the use of the injection catheters, including training of investigators. Under the agreement, we are required to design and sponsor clinical trials and research and development activities for product candidates using VEGF-2 with an injection catheter or hypodermic needle for the treatment of cardiovascular or vascular disease. If either we or Boston Scientific discovers new products for cardiovascular applications we will in good faith discuss joint funding and development. We have agreed to use commercially reasonable efforts to satisfy certain development milestones, and not to enter into development agreements with other parties for the use of our VEGF-2 product candidates delivered through catheters or hypodermic needles for the treatment of cardiovascular disease. However, we may enter into development agreements with others for the use of VEGF-2 for cardiovascular applications if delivered other than by a catheter or hypodermic needles, such as through a coated stent. We also are prohibited from using injection catheters provided by third parties in any clinical trials for development of VEGF-2 products for treatment of the heart or peripheral vascular system.

We have entered into a distribution agreement with Boston Scientific that grants Boston Scientific the exclusive right to market, distribute and sell worldwide our VEGF-2 product candidates for the treatment of diseases of the heart and peripheral vascular system, if and when these products receive the required regulatory approval. Under the agreement, Boston Scientific will purchase these product candidates at a wholesale price based on a percentage of the net revenues received by Boston Scientific for its sales of such products, which wholesale price may not in any event be less than a minimum price designed to recover our costs of production. However, in the event of any sale of our VEGF-2 business, including a merger or other transaction, to certain competitors designated by Boston Scientific from time to time, the percentage upon which the wholesale price is based will be reduced. Boston Scientific has the sole right to establish the prices at which it will sell our VEGF-2 products provided that Boston Scientific cannot charge a price for its injection catheter when coupled with a sale of our VEGF-2 product at a price greater than the average price it charges for those catheters on a stand alone basis.

Our board of directors determined at the time of our entry into the arrangements with Boston Scientific that such arrangements were on terms as favorable to us as those generally available from unaffiliated third parties. Our board of directors is comprised of a majority of members that are independent as determined pursuant to applicable NASDAQ requirements. It is our procedure to obtain approval from the independent members of our board of directors for all material affiliated transactions, loans and forgiveness of loans.

Collaborative Efforts with Caritas St. Elizabeth’s

We have participated with Caritas St. Elizabeth’s Medical Center from the inception of our trials for VEGF-2. The late Dr. Jeffrey Isner, formerly Chief of Vascular Medicine and Cardiovascular Research at Caritas St. Elizabeth’s, undertook the early research into the use of VEGF-2 for therapeutic angiogenesis. He was the principal investigator in our first two trials. After his death in 2001, he was succeeded by Dr. Douglas Losordo who serves as co-National principal investigator in the GENASIS trial. We have licensed patents from Caritas St. Elizabeth’s and have provided them with rights to VEGF-2 for their Phase I trials testing the safety and efficacy of VEGF-2 for the treatment of diabetic neuropathy and critical limb ischemia.

Patent Licenses

In February 1999, we received a non-exclusive sublicensable license from Caritas St. Elizabeth’s to certain patents relating to the injection of a gene into ischemic tissue. We sublicensed these rights to Boston Scientific with a grant back of a license that permitted us to use to patent to make, use and sell our product candidates, but without the right to further sublicense. In August 2005, we entered into a separate license agreement with Caritas St. Elizabeth’s in which we obtained an exclusive worldwide license to certain patent applications covering the use of angiogenic growth factors for the treatment of diabetic neuropathy. We are permitted to use the patents that may issue from these applications when using VEGF-2 for the treatment of a peripheral neuropathy, including without limitation, diabetic neuropathy. The license requires certain milestone payments and royalties, substantially all of which are dependent on a patent having issued, and we are responsible for a percentage of the patent prosecution costs after August 2005. We are obligated to use commercially reasonable efforts to develop and commercialize a VEGF-2 product treating a peripheral neuropathy. Caritas St. Elizabeth’s is obligated to complete its Phase I clinical trial testing VEGF-2 for the treatment of diabetic neuropathy generally by August 2007 and to provide us with the data from that trial that we may use and reference in our own FDA filings and clinical trials. Caritas St. Elizabeth’s also has agreed that, other than participating with us, it will not sponsor or participate in any later stage trials as to the use of VEGF-2 for the treatment of diabetic neuropathy as long as the license is in effect.

Material Transfer Agreements

We entered into a material transfer agreement in August 2005 with Caritas St. Elizabeth’s in connection with its 64 patient Phase I diabetic neuropathy trial. Under this agreement we have provided a limited quantity of VEGF-2 that Caritas St. Elizabeth’s can use solely for the purpose of this trial. We have the right to access and reference all data generated from the trial, and Caritas St. Elizabeth’s is obligated to report to us on any safety issues that arise during its trial. A similar material transfer agreement was entered into in January 2006 in connection with Caritas St. Elizabeth’s 64 patient critical limb ischemia trial. Under this agreement we have also provided limited quantities of VEGF-2 that Caritas St Elizabeth’s can use solely for the purposes of this trial. We have the right to access and reference all data generated from the trial. Caritas St. Elizabeth’s has agreed to complete this Phase I trial in approximately 24 months. It also agrees that for a period of five years, other than participating with us, it will not sponsor or participate in any later stage clinical trials as to the use of VEGF-2 for the treatment of peripheral artery disease.

Licenses and Intellectual Property

We have established a portfolio of licensed patents, intellectual property rights and technologies relating to the development and use of the VEGF-2 technology for the gene therapy treatment. We do not own any of the patents or patent applications relating to our core VEGF-2 technology. We hold exclusive licenses, through our wholly owned subsidiary Vascular Genetics, from Human Genome Sciences, Inc. and Vical Incorporated and non-exclusive licenses from Caritas St. Elizabeth’s and Boston Scientific to certain U.S. patents, pending U.S. patent applications, and corresponding foreign patent applications. There is no assurance that any patent applications licensed to us will issue as patents, and no assurance that any licensed patents will be held valid if challenged or will cover our technology or provide any commercial advantage to us. In particular, if Human

Genome Sciences is unsuccessful in its foreign opposition proceedings, such as those now pending in Europe and Australia concerning Genentech, Inc., Ludwig Institute and Helsinki University Licensing Ltd., then they (and we as licensee) may lose their patent rights, or a third party may secure patent rights, in the relevant countries. Similarly, if an interference or patent litigation is commenced in the United States against Human Genome Sciences or us that affects our right to use VEGF-2 and we fail to succeed in those proceedings, then others may secure patent rights that could be held to be infringed by our sales of VEGF-2. Under those circumstances, we would not have the right to make, use or sell VEGF-2 in the United States or abroad in the absence of licenses from third parties.

Human Genome Sciences License for VEGF-2

In October 1997, Vascular Genetics secured an exclusive, worldwide license from Human Genome Sciences to make, use and sell products covered by certain patents and patent applications owned by Human Genome Sciences, or otherwise using the VEGF-2 technology, in the gene therapy treatment of vascular disease. It was amended in March 2005 to also cover the treatment of diabetic neuropathy. The license agreement requires us to make royalty payments to Human Genome Sciences based on certain percentages of net revenue we derive from sales of products covered by the licensed technologies and from sublicensing of the licensed technologies. In addition, the license agreement requires us to reimburse Human Genome Sciences for 50% of all reasonable expenses Human Genome Sciences incurs for the preparation, filing, prosecution and maintenance of the licensed patents and patent applications. We must also indemnify Human Genome Sciences for all liabilities, losses and expenses in connection with claims arising out of any theory of product liability concerning any product, process or service made, used or sold pursuant to the license. The patent rights licensed from Human Genome Sciences to us include U.S. Patent No. 5,935,820 covering the encoding gene sequence of VEGF-2, which expires on March 8, 2014; U.S. Patent Nos. 6,040,157 and 6,608,182, which expire on March 13, 2018, covering a full length gene sequence of VEGF-2; and allowed U.S. Patent Application No. 09/921,143, covering the plasmid, the pVGI.1 VEGF-2 expression vector, which contains the full length gene sequence of VEGF-2, which we are using in the GENASIS trial and which will expire on August 3, 2021.

The license agreement with Human Genome Sciences, as amended, requires us to meet certain milestones within specified time periods for the commercialization of the licensed technologies as follows:

•	we must initiate a Phase IIb or Phase III clinical trial no event later than December 31, 2004; this milestone has been satisfied;

•	if both a Phase II and Phase III clinical trial are required by the FDA, we must initiate the Phase III clinical trial no later than six months after the end of the Phase II meeting, but no later than June 30, 2007; and

•	we must file a biological license application with the FDA for at least one licensed product no later than December 31, 2009.

In the event we fail to meet any of the above milestones, Human Genome Sciences may immediately terminate the license if, after Human Genome Sciences gives notice to us, we still fail to meet the milestone within 60 days after such notice. In addition, if Human Genome Sciences terminates the license for failure to meet any milestone, we must grant Human Genome Sciences an exclusive license to all data and information generated by us under the agreement to develop, use and sell products.

The license agreement with Human Genome Sciences will terminate when all patent rights licensed under the agreement expire. Human Genome Sciences may also terminate the license if, after Human Genome Sciences gives notice to us, we fail to make a payment, fail to maintain specified insurance, incur specified financial problems or breach any of our obligations under the agreement. We may terminate the license by giving 30 days advance written notice to Human Genome Sciences.

Vical License for Gene Therapy Delivery Methods

In February 2000, Vascular Genetics obtained an exclusive, worldwide license from Vical to develop, make, use and sell products using VEGF-2 and covered by certain patents and patent applications owned by Vical, relating to gene therapy delivery methods and the administration of the drug formulation, for the treatment or prevention of disease in humans using gene therapy. The patent rights licensed from Vical to us include U.S. Patent Nos. 5,580,859, 6,413,942 and 6,673,776 covering methods to deliver naked plasmid DNA into the tissue of a mammal, which expire on December 3, 2013, as well as US. Patent Nos. 5,693,622, 6,228,844 and 6,706,694 covering methods to deliver naked plasmid DNA, including DNA encoding VEGF, into the cardiac tissue of a mammal, which expire on December 2, 2014.

Under the terms of the license agreement, Vical owns all patentable or unpatentable inventions and discoveries regarding Vical’s licensed technology which result from the use of the licensed technology, excluding inventions and discoveries regarding a formulation or combination of the VEGF-2 gene and its delivery vehicle. We have a non-exclusive, royalty-free, perpetual and worldwide license from Vical to use these improvements. The license agreement requires us to make royalty payments to Vical based on a percentage of net revenue we derive from sales of products covered by the licensed technologies and from sublicensing of the licensed technologies. We must also indemnify Vical for all liabilities, losses and expenses in connection with claims arising out of the development, manufacture, possession, distribution, use, testing or sale of licensed products by us or our sublicensees.

The license agreement with Vical will terminate when all patent rights licensed under the agreement expire. Vical may also terminate the license if, after Vical gives notice to us, we fail to make a payment, fail to use commercially reasonable efforts to commercialize at least one licensed product in a major market, or breach any of our other obligations under the agreement. We may terminate the license if, after we give notice to Vical, Vical fails to make a payment or breaches any of its other obligations under the agreement.

Manufacturing

The manufacturing and production of our product candidates must comply with good manufacturing practice guidelines established by the FDA. We have entered into a long term manufacturing agreement with Boehringer Ingelheim Austria GmbH for the provision of certain development, optimization, and manufacturing services for our VEGF-2 material. We estimate that our total payments under the agreement will be approximately 11.2 million euros (equating to approximately U.S. $13.3 million as of December 31, 2005). We have sufficient quantities of the VEGF-2 plasmid to complete the GENASIS trial. Under our manufacturing agreement, we expect to have VEGF-2 plasmid that may be used in a Phase III trial for severe angina prior to the commencement of our Phase III trial.

Marketing and Sales

We expect that our first commercial products will be VEGF-2 products that address diseases of the heart and peripheral vascular system. Boston Scientific has agreed that it will provide sales and marketing services for these products. In the event we develop products that are not covered by the Boston Scientific Distribution Agreement or in the event such agreement is terminated, we will establish our own sales and marketing function or enter into an alliance with a third party.

Government Regulation

New drugs and biologics, including gene therapy products, are subject to regulation under the Federal Food, Drug, and Cosmetic Act. In addition to being subject to certain provisions of that Act, biologics are also regulated under the Public Health Service Act. We believe that the pharmaceutical products being developed by us will be regulated either as biological products or as new drugs. Both statutes and their corresponding regulations govern, among other things, the testing, manufacturing, distribution, safety, efficacy, labeling, storage, record keeping, advertising and other promotional practices involving biologics or new drugs. FDA approval or other clearances must be obtained before clinical testing, and before manufacturing and marketing, of biologics and drugs. Obtaining FDA approval has historically been a costly and time-consuming process.

In addition, any gene therapy products developed by us will require regulatory approvals prior to further human trials and additional regulatory approvals prior to marketing. New human gene therapy products are subject to extensive regulation by the FDA and its Center for Biological Evaluation and Research and comparable agencies in other countries. Currently, each human-study protocol is reviewed by the FDA and, in some instances, the National Institutes of Health, on a case-by-case basis. The FDA and the National Institutes of Health have published guidance documents with respect to the development and submission of gene therapy protocols.

We are currently testing our VEGF-2 product candidate with the Stiletto™ catheter as its delivery device, which has also not previously been approved by the FDA. The Center for Drug Evaluation and Research of the FDA has jurisdiction over the approval of this device. We cannot use our product commercially for coronary artery disease unless the Stiletto™ catheter is also licensed. Generally, trials are not conducted under the supervision of both the Center for Biological Evaluation and Research and the Center for Drug Evaluation and Research, and the dual jurisdiction adds to the complexity, time and cost of the trial.

In order to commercialize our product candidates, we must sponsor and file an IND and be responsible for initiating and overseeing the human studies to demonstrate the safety and efficacy and, for a biologic product, the potency, which are necessary to obtain FDA approval of any such products. For our IND, we will be required to select qualified investigators (usually physicians within medical institutions) to supervise the administration of the products, and we will be required to ensure that the investigations are conducted and monitored in accordance with FDA regulations and the general investigational plan and protocols contained in the investigational new drug application.

Clinical Trials for Gene Therapy Products and Treatments Generally

Our product candidates and their delivery methods must be tested in human clinical trials to determine whether they are both safe and effective. Traditionally, clinical trials are performed in three phases. Phase I clinical trials mark the first time a new drug or treatment is administered to humans and are normally conducted to determine the safety profile of a new drug or treatment. Phase II clinical trials are conducted in order to determine the preliminary effectiveness and optimal dosage of a new drug or treatment and to confirm its safety profile. Phase III clinical trials are often large scale, multi-center studies conducted to evaluate the overall safety and effectiveness and to compare a new drug or treatment with a currently approved therapy. At times a single trial may incorporate elements from different phases of development. For example, a clinical trial may be designed to determine both the safety and initial efficacy of a new drug or treatment. Such a trial may be referred to as a Phase I/II clinical trial.

A clinical trial is based on a protocol, or study plan, designed to safeguard the health of patients enrolled in the trial as well as answer specific research questions. The protocol for a clinical trial typically describes the patients who may participate in the trial, the schedule of tests, procedures, medications and dosages and the length of the study. The protocol may also provide for the evaluation of different doses of the drug under study.

Many protocols require a placebo-controlled study in which the patients receiving the actual drug under study are compared with a control group of patients that receive a placebo. A placebo is an inactive treatment that is often designed to look exactly like the actual drug under study. Because a patient’s beliefs and hopes about treatment may have a significant biochemical effect, many protocols require a blinded or double-blinded clinical trial for a more complete evaluation of the drug’s effectiveness and possible adverse reactions without the bias of a placebo effect. A clinical trial is blinded when the patient in the study does not know if he is receiving the actual drug or a placebo. In a double-blinded clinical trial, both the patient and the administrator of the drug do not know if the patient is receiving the actual drug or a placebo. In addition, the protocol may require a process referred to as randomization for assigning patients in the study to the experimental groups in the trial, including the control group. This process seeks to ensure an even distribution of patient characteristics in the clinical trial.

The FDA receives reports on the progress of each phase of testing, and it may require the modification, suspension, or termination of trials if an unwarranted risk is presented to patients. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. The IND process can thus result in substantial delay and expense. Human gene therapy products, which is the primary area in which we are seeking to develop products, is a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy and potency of human gene therapy products, or that the data generated in these studies will be acceptable to the FDA to support marketing approval.

After the completion of clinical trials of a new drug or biologic product, FDA marketing approval must be obtained. If the product is regulated as a biologic, the Center for Biological Evaluation and Research will require the submission and approval, depending on the type of biologic, of either a biologic license application or a product license application and an establishment license application before commercial marketing of the biologic. If the product is classified as a new drug, we must file a new drug application with the Center for Drug Evaluation and Research and receive approval before commercial marketing of the drug. In limited circumstances such as in our trial both divisions of the FDA are involved. The new drug application or biologic license applications must include results of product development, laboratory, animal and human studies, and manufacturing information. The testing and approval processes require substantial time and effort, and there can be no assurance that the FDA will accept the new drug application or biologic license applications for filing and, even if filed, that any approval will be granted on a timely basis, if at all. In the past, new drug applications and biologic license applications submitted to the FDA have taken, on average, one to two years to receive approval after submission of all test data. If questions arise during the FDA review process, approval can take more than two years.

Notwithstanding the submission of relevant data, the FDA may ultimately decide that the new drug application or biologic license application does not satisfy its regulatory criteria for approval and require additional studies. In addition, the FDA may condition marketing approval on the conduct or specific post-marketing studies to further evaluate safety and effectiveness. Rigorous and extensive FDA regulation of pharmaceutical products continues after approval, particularly with respect to compliance with current good manufacturing practices, or “GMPs,” reporting of adverse effects, advertising, promotion and marketing. Discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Competition

The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by us would compete with existing drugs and therapies and with others under development. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products for the treatment of cardiovascular and vascular disease. Many of these organizations have financial, technical, research, clinical, manufacturing and marketing resources that are greater than ours. If a competing company develops or acquires rights to a more efficient, more effective, or safer competitive therapy for treatment of the same diseases we have targeted, or one that offers significantly lower costs of treatment, our business, financial condition and results of operations could be materially adversely affected. We believe that the most significant competitive factor in the gene therapy field is the effectiveness and safety of a product due to the relatively early stage of the industry.

We believe that our product development programs will be subject to significant competition from companies using alternative technologies, as well as to increasing competition from companies that develop and apply technologies similar to ours. Other companies may succeed in developing products earlier than we do, obtaining approvals for these products from the FDA more rapidly than we do or developing products that are safer and more effective than those under development or proposed to be developed by us. We cannot assure you that research and development by others will not render our technology or potential products obsolete or non-competitive or result in treatments superior to any therapy developed by us, or that any therapy developed by us will be preferred to any existing or newly developed technologies.

We are aware of products currently under development by competitors for the treatment of the cardiovascular and vascular diseases targeted by us for our VEGF-2 product candidates. These include gene therapy treatments using multiple gene transfer vectors (e.g. plasmids, adenoviruses and retroviruses) for the purpose of short or long term expression of protein, antisense, SiRNA or other gene modulating factors (e.g. zinc finger proteins). For example, Berlex Laboratories, which is the U.S. affiliate of Schering AG Germany, has previously reported that it has completed a Phase I/II clinical trial and begun a Phase IIb/III clinical trial for a gene therapy product utilizing the FGF-4 fibroblast growth factor gene for the treatment of coronary artery disease. However, on January 30, 2004, Berlex Laboratories announced that it has ceased enrollment in its clinical trials, citing that such trials will not provide sufficient evidence of the efficacy to warrant continued enrollment. In October 2005, Cardium Therapeutics acquired a portfolio of cardiovascular growth factor therapeutics from Schering AG Germany, including the late-stage product candidate, Generx. Cardium reported that based upon a post clinical study analysis of a subset of the Berlex’s Phase IIb/III patient population, it has begun plans to initiate another Phase III clinical trial in that patient population. On January 8, 2004, GenVec announced it had entered into a research collaboration with Cordis Corporation, a Johnson & Johnson company, regarding its gene therapy products. In addition, on March 2, 2005, GenVec, Inc. announced that it had launched its 129 patient Phase IIb randomized, placebo-controlled trial of its BIOBYPASS® angiogen, which is a gene therapy product using the VEGF-121 gene for the treatment of severe coronary artery disease utilizing a adeno viral vector delivery via the Cordis NOGASTAR Mapping and MYOSTAR Injection Catheter. GenVec is currently conducting this study in four centers in Europe and Israel. Further, there has been a number of clinical trials initiated, mainly academically sponsored, for the use of stem cells for the treatment of coronary artery disease. We will also face competition from entities using other traditional methods, new small molecule drugs and mechanical therapies, to treat or slow the progression of cardiovascular and vascular disease. There are currently over 30 recruiting clinical studies being conducted in the United States alone that address angina pectoris and over 1,300 currently recruiting that address some aspect of cardiovascular disease.

Employees

At September 30, 2005, we had 22 employees, including five in research and development, nine in regulatory, clinical and quality assurance and eight in finance and administration. Our continued success will depend in large measure on our ability to attract and retain highly skilled employees who are in great demand. None of our employees are represented by a labor union, and we believe that our relations with the employees are generally good.

UNDERWRITING

Corautus Genetics Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Lazard Capital Markets LLC is the representative of the underwriters.

Underwriter	Number of Shares
Lazard Capital Markets LLC	4,500,000
Jefferies & Company, Inc.	3,000,000

Total	7,500,000

The underwriters are committed to purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 1,125,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the table above bears to the total number of shares of common stock listed in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Corautus Genetics Inc. These amounts are shown assuming both no exercise and full exercise by the underwriters of their over-allotment option. In no event will the maximum commission or discount to be received by any National Association of Securities Dealers, Inc. member or independent broker-dealer exceed 8% for the sale of the securities registered herein.

	Total
	Without Exercise of Over-Allotment	With Full Exercise of Over-Allotment
Per share	$0.231	$0.231
Total	$1,732,500	$1,992,375

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of $0.138 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Expenses of the Offering

We estimate that the net total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $611,000.

No Sales of Similar Securities

We, each of our directors and executive officers, and certain of our other stockholders have agreed that, without the prior written consent of Lazard Capital Markets LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, our directors, executive officers, and certain of our other stockholders have agreed that, without the prior consent of Lazard Capital Markets LLC on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	the grant of options to purchase common stock and the issuance of shares of common stock to our officers, directors and employees pursuant to our equity plans;

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfers of shares or any security convertible into our common stock as a bona fide gift, or to a family trust, or pursuant to the rules of descent and distribution; or

•	transfers of shares or any security convertible into our common stock between or among affiliated stockholders or distributions by a stockholder of shares or any security convertible into our common stock to limited partners or stockholders of the stockholder;

provided that, in the case of each of the last two transactions described above, each recipient agrees to accept the restrictions described in the immediately preceding paragraph and no filing under the Securities Exchange Act of 1934, as amended, is required, during the 90-day restricted period, in connection with these transactions.

The 90-day restricted period described in the two preceding paragraphs is subject to extension such that, in the event that either (1) during the period that is 15 calendar days plus three business days prior to the end of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the “lock-up” restrictions described above will continue to apply until the expiration of 15 calendar days plus three business days after the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Capital Market Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “VEGF.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. The underwriters may sell a greater number of shares than they are required to purchase in the offering, creating a short position. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. As an additional means of facilitating the offering, the underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. The underwriters may also impose a penalty bid. This occurs when an underwriting syndicate reclaims selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above described may occur on the NASDAQ Capital Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Indemnification of the Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Investment Banking Services Provided by the Underwriters

In the ordinary course of its business, certain of the underwriters and their respective affiliates have, from time to time, provided or may in the future provide investment banking or other financial advisory services to us, for which they have received or will receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by McKenna Long & Aldridge LLP, Atlanta, Georgia. McKenna Long & Aldridge LLP is the owner of 11,964 shares of our common stock. Goodwin Procter LLP will pass upon legal matters relating to the offering for the underwriters.

PROSPECTUS

$50,000,000

CORAUTUS GENETICS INC.

COMMON STOCK AND WARRANTS

By this prospectus, we may offer a number of shares of our common stock and warrants to purchase shares of our common stock, alone or in any combination, up to an aggregate initial offering price of $50,000,000 in one or more transactions. We will provide specific terms for any sale of common stock or warrants in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest. This prospectus may not be used to offer and sell the shares of common stock or warrants unless accompanied by a prospectus supplement.

Our common stock is traded under the symbol “VEGF” on the Nasdaq Capital Market. Each prospectus supplement to this prospectus will contain information, where applicable, as to any other listing on any national securities exchange or the Nasdaq Capital Market of the securities covered by such prospectus supplement. We urge you to obtain current market quotations for our common stock.

The principal executive offices of Corautus Genetics Inc. are located at 75 Fifth Street, NW, Suite 313, Atlanta, Georgia 30308, our telephone number is (404) 526–6200, and our Internet address is www.corautus.com.

Investing in our common stock and warrants involves a high degree of risk. See “ Risk Factors” on page 2 of the prospectus. We may also include risk factors in an applicable prospectus supplement under the heading “Risk Factors.” You should review that section of the prospectus supplement for a discussion of matters that investors in our securities should consider.

The securities may be sold directly by us to investors, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” If any underwriters, agents or dealers are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters, agents, or dealers and any applicable commissions or discounts will be set forth in a prospectus supplement. The price to the public of those securities and the net proceeds we expect to receive from that sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 10, 2006.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT OR ANY DOCUMENT INCORPORATED HEREIN OR THEREIN TO WHICH WE HAVE REFERRED YOU.   WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.   THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.   THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS CURRENT ONLY AS OF THE DATE ON THE FRONT OF THESE DOCUMENTS.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may sell shares of our common stock or warrants to purchase shares of our common stock, alone or in any combination, up to an aggregate initial offering price of $50 million in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offer and sale. This prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.” THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

As used in this prospectus, the terms “we,” “our,” “us,” and “Corautus” may, depending on the context, refer to Corautus Genetics Inc., including its consolidated subsidiaries.

DESCRIPTION OF CORAUTUS GENETICS INC.

Corautus is a biopharmaceutical company dedicated to the development of innovative gene transfer therapy products for the treatment of cardiovascular (severe angina) and peripheral vascular disease. Gene therapy is technology that uses genetic materials as therapeutic agents to treat disease. Gene therapy seeks to restore, augment or correct gene functions either by the addition of normal genes or by neutralizing the activity of defective genes. Corautus, formerly known as GenStar Therapeutics Corporation and Urogen Corp., was formed as a Delaware corporation on June 30, 1995. Under the name UroGen Corp., UroGen operated as a division of Medstone International, Inc. between July 1, 1991 (inception) and June 30, 1995. UroGen changed its name to GenStar Therapeutics Corporation in March 2000.

On February 5, 2003, GenStar Therapeutics Corporation completed a merger with Vascular Genetics Inc. and concurrently changed its name to Corautus Genetics Inc. The focus of the combined entity is the clinical development of gene transfer therapy products using a vascular growth factor gene, Vascular Endothelial Growth Factor 2 (VEGF–2), for the treatment of severe cardiovascular and peripheral vascular disease.

Our principal executive offices are located at 75 Fifth Street, N.W., Suite 313, Atlanta, Georgia 30308. Our telephone number is (404) 526–6200. Our internet address is www.corautus.com. Information contained on our website is not incorporated into this prospectus and is not a part of this prospectus.

RISK FACTORS

The prospectus supplement applicable to each type securities we offer will contain a discussion of the risks applicable to an investment in Corautus and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risks and Uncertainties” in our Annual Report on Form 10-K for our latest fiscal year, and our subsequent Quarterly Reports on Form 10-Q and other periodic reports filed with the SEC from time to time, which are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

FORWARD–LOOKING STATEMENTS

We believe it is important to communicate our expectations to investors. However, there may be events in the future that we are not able to predict accurately or that we do not fully control that could cause actual results to differ materially from those expressed or implied. This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus may contain forward–looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements that address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our ongoing clinical trial, including its cost, projections about our future results of operations or our financial condition, benefits of achieving Fast Track designation, benefits from the alliance with Boston Scientific, benefits from manufacturing agreements, research, development and commercialization of our product candidates, the potential of additional product candidates or indications, sufficient and timely enrollment of suitable patients in our clinical trial, whether early-stage clinical trial results are any indication of results in subsequent clinical trials, anticipated trends in our business, manufacture of sufficient and acceptable quantities of our proposed products on a timely and cost efficient basis, approval of our product candidates, meeting additional capital requirements and other risks that could cause actual results to differ materially. The forward–looking statements are based on information available to us on the date hereof, and we assume no obligation to update any such forward–looking statements.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities for working capital and for other general corporate purposes, which may include funding of clinical trials.

DESCRIPTION OF SECURITIES

We may offer shares of our common stock and warrants to purchase shares of our common stock, alone or in any combination, up to an aggregate initial offering price of $50,000,000 from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus, together with the additional information included in any applicable prospectus supplement, provides you with a general description of the securities we may offer but is not complete. You should read our certificate of incorporation, as amended, our bylaws, as amended, and the certificates of designation relating to our series of preferred stock before you purchase any shares of our common stock or warrants to purchase shares of our common stock because those documents and not this description set forth the terms of our capital stock.

We will describe in a prospectus supplement the specific terms of any securities we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such securities may differ from the terms described below.

Authorized Capital Stock

We are authorized by our certificate of incorporation, as amended, to issue 100,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value. As of January 10, 2006, there were 19,698,479 shares of common stock and 1,387,377 shares of preferred stock outstanding.

The authorized shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

Common Stock

Holders of shares of common stock have full voting rights, one vote for each share held of record. Holders of common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available therefore and share pro rata in any distributions to common stock holders upon liquidation. Holders of common stock have no conversion, preemptive or subscription rights. All outstanding shares of common stock are fully paid and nonassessable, and all the shares of common stock issued by us upon the exercise of outstanding warrants will, when issued, be fully paid and nonassessable.

Preferred Stock

We currently have two series of preferred stock outstanding- series C preferred stock and series D preferred stock. The series C preferred stock has limited voting rights, certain conversion rights, and certain preferences upon liquidation. Additionally, the holders of series C preferred stock are not entitled to dividends. The series D preferred stock has full voting rights (one vote for each share of common stock into which such series D shares are convertible), certain conversion, preemptive, and subscription rights, and certain preferences upon liquidation. Additionally, holders of series D preferred stock are entitled to receive dividends pro rata (based upon shares of common stock into which the series D preferred stock is convertible) with the holders of common stock. The respective certificates of designation of these series of preferred stock should be reviewed for more information on the rights and preferences of such stock.

Our board of directors, without further stockholder approval (except as may be required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded) has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including:

•	dividend rights;

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption;

•	redemption prices;

•	liquidation preferences; and

•	the number of shares constituting any series or the designation of such series.

If our board of directors elects to exercise this authority, the rights and privileges of holders of shares of our common stock could be made subject to the rights and privileges of such series of preferred stock.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Certain Provisions in our Certificate of Incorporation and Bylaws

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Our certificate of incorporation and bylaws contain various provisions intended to promote the stability of our stockholder base and render more difficult certain unsolicited or hostile attempts to take us over that could disrupt our operations, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

Pursuant to our bylaws, the number of directors shall be between six and twelve, with the actual number being set from time to time by resolution adopted by the board of directors. Directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast.

Our bylaws provide that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or bylaws. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given. Our bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

We also are subject to a Delaware statute regulating “business combinations,” defined to include a broad range of transactions, between Delaware corporations and “interested stockholders,” defined as persons who have acquired at least 15% of a corporation’s stock. Under such statute, a corporation may not engage in any business combination with any interested stockholder for a period of three years after the date such person became an interested stockholder unless certain conditions are satisfied. The statute contains provisions enabling a corporation to avoid the statute’s restrictions. We have not sought to “elect out” of the statute. Therefore, the restrictions imposed by such statute will apply to us.

Warrants

We may offer warrants to purchase our common stock. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•	the securities or other rights purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

The prospectus supplement relating to any warrants to purchase common stock may also include, if applicable, a discussion of certain U.S. federal income tax and ERISA considerations.

Warrants for the purchase of common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only.

Each warrant will entitle its holder to purchase the number of shares of common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement.

After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants to purchase common stock, holders of the warrants will not have any of the rights of holders of common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends on the common stock purchasable upon exercise.

PLAN OF DISTRIBUTION

We may offer and sell securities under this prospectus in one or more of the following ways, or any other way set forth in an applicable prospectus supplement, from time to time:

•	directly to one or more purchasers;

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; and

•	through a combination of any such methods above described.

The prospectus supplement for each issuance of our securities will describe the offering, including:

•	the name or names of any underwriters, dealers, or agents;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any commissions paid to agents;

•	the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters and Dealers

We may sell the securities offered under this prospectus to or through one or more underwriters or dealers. The applicable prospectus supplement will describe the number and terms of the securities to be sold, the name or names of any underwriters or dealers with whom we have entered into an arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we expect to receive from such sale.

If underwriters are used in a sale, we will execute an underwriting agreement with them regarding those securities. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions, and the underwriters must purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement may be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed offering price, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions, which is not expected to exceed that customary in such types of transactions, from the purchasers for whom they may act as agent. Any initial offering price and any discounts or concessions allowed or re–allowed or paid to dealers may be changed from time to time.

We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the applicable prospectus supplement, under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the applicable prospectus supplement would state that this is the case and would describe the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

In connection with underwritten offerings of the securities, the underwriters may engage in over–allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as follows:

•	Over–allotment transactions involve sales in excess of the offering size, which create a short position for the underwriters.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker–dealer when the securities originally sold by that broker–dealer are repurchased in a covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may cause the price of the securities to be higher than it otherwise would be in the absence of these transactions. If these transactions occur, they may be discontinued at any time.

We also may, from time to time authorize dealers to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers specified in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein.

Agents

We also may sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents and the terms and conditions upon which such agents may offer and sell these securities in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless stated otherwise in the applicable prospectus supplement. Agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein.

Direct Sales

We may sell any of the securities directly to institutional or other investors, who may be deemed to be an underwriter within the meaning of the Securities Act with respect to any resales of those securities. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and will be identified in the applicable prospectus supplement, or a post–effective amendment to the registration statement of which this prospectus is part.

We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act, and may agree to contribute to payments that these underwriters, dealers or agents may be required to make.

State Securities Laws

In order to comply with the securities laws of some states, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by McKenna Long & Aldridge LLP, Atlanta, Georgia. McKenna Long & Aldridge LLP is the owner of 11,964 shares of our common stock.

EXPERTS

The consolidated financial statements of Corautus Genetics Inc. (formerly GenStar Therapeutics Corporation) (a development stage enterprise) appearing in Corautus Genetics Inc.’s Annual Report (Form 10–K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1–800–SEC–0330 for further information on the operation of the SEC’s Public Reference Room. Also, the SEC maintains a world wide web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you may obtain copies of such filings at the “Investor Relations” portion of our website (www.corautus.com).

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our securities, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference into this prospectus and any prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, including any filings after the date of this prospectus and any prospectus supplement, until the common stock and warrants to which this prospectus and any prospectus supplement relates are sold or the offering is otherwise terminated. Additionally, we incorporate by reference all documents that we may file with the SEC after the date of the filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement in a document incorporated by reference into this prospectus and any prospectus supplement will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus and any prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

(1) Annual Report on Form 10–K for the fiscal year ended December 31, 2004;

(2) Quarterly Report on Form 10–Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

(3) Current Reports on Form 8–K filed January 4, 2005, February 10, 2005, March 11, 2005, May 3, 2005, May 19, 2005, June 30, 2005, August 16, 2005, October 5, 2005, and January 11, 2006; and

(4) The description of our common stock as contained in our Registration Statement on Form 8–A as filed with the SEC on October 12, 2004, including all amendments or reports filed for the purpose of updating such description.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. Requests for such documents can be made by contacting us at the following address or telephone number:

Corautus Genetics Inc.

75 Fifth Street, NW

Suite 313

Atlanta, Georgia 30308

Telephone: (404) 526–6200

7,500,000 Shares

Common Stock

Prospectus Supplement

LAZARD CAPITAL MARKETS

JEFFERIES & COMPANY, INC.

March 9, 2006